Annual Report **2006** >



Inform Enlighten Entertain



CanWest Global Communications Corp.®

NATIONAL POST




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CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Malaysia, Turkey, the United States and the United Kingdom.





Our mission

To inform, enlighten and entertain people everywhere so as to improve the quality of their lives.

Our values

Serve the customer. Strive for quality and excellence. Win, but win fairly, with integrity and honesty. Empower citizens with knowledge. Give back to the community.


RECEIVED
DEC 0 7 2006
213
WASH. D.C.
SECTION








T H A N K Y O U

Contents

The year in review >


2,878,625
3,032,485
2,875,380
2,757,994
2,697,607
02
03
04
05
06

Consolidated revenue
(in thousands of dollars)


509,349
709,688
708,520
643,185
607,392
02
03
04
05
06

Consolidated operating profit before amortization
(in thousands of dollars)


5,365
12,006
188,606
110,411
28,128
02
03
04
05
06

Net earnings from continuing operations
(in thousands of dollars)


5,642,808
5,330,310
5,573,643
5,934,508
6,169,312
02
03
04
05
06

Consolidated total assets
(in thousands of dollars)


Turkey
5,726 (0.2%)
New Zealand
192,812 (6.7%)
Austraila
765,357 (26.6%)
Canada
1,914,730 (66.5%)

Revenue by country
(in thousands of dollars)


Radio
89,652 (3.1%)
Outdoor Advertising
109,051 (3.8%)
Publications & Interactive
1,258,455 (43.7%)
Television
1,421,467 (49.4%)

Revenue by media type
(in thousands of dollars)

Summarized quarterly financial information >

UNAUDITED

(IN THOUSANDS OF CANADIAN DOLLARS – UNLESS OTHERWISE NOTED)

	2006				2005			
For the three month periods ended	31-Aug	31-May	28-Feb	30-Nov	31-Aug	31-May	28-Feb	30-Nov
Consolidated operating results								
Revenue	655,185	730,484	645,160	847,796	693,577	798,688	679,571	860,649
Operating income before amortization	77,875	116,681	81,493	233,300	83,507	193,976	146,939	285,266
Net earnings (loss) from continuing operations	(9,071)	10,442	(20,142)	24,136	(103,247)	56,054	26,918	32,281
Net earnings (loss)	154,865	13,244	(19,342)	29,905	(106,060)	52,697	28,174	35,394
Cash flow from continuing operating activities	124,915	8,309	23,364	(51,300)	202,368	71,181	172,326	35,044
Cash flow from operating activities	128,197	11,797	25,325	(48,385)	214,852	84,044	182,430	55,482
Per share information								
Net earnings (loss) from continuing operations								
Basic	$(0.05)	$0.06	$(0.11)	$0.14	$(0.58)	$0.32	$0.15	$0.18
Diluted	$(0.05)	$0.06	$(0.11)	$0.14	$(0.58)	$0.32	$0.15	$0.18
Net earnings (loss)								
Basic	$0.87	$0.07	$(0.11)	$0.17	$(0.60)	$0.30	$0.16	$0.20
Diluted	$0.87	$0.07	$(0.11)	$0.17	$(0.60)	$0.30	$0.16	$0.20
Trading Statistics								
Trading volumes - TSX								
Subordinate voting shares	13,830,828	35,609,675	36,065,413	54,129,343	52,752,900	35,382,500	43,139,300	46,733,400
Non-voting shares	528,337	392,680	474,159	463,580	374,600	402,900	510,700	387,200
Trading volumes - NYSE								
Non-voting shares	198,000	99,000	212,300	219,200	127,600	148,100	276,100	221,500
Market price of subordinate voting shares								
High	$9.53	$10.28	$10.38	$15.43	$15.78	$15.59	$15.75	$13.25
Low	$7.92	$8.00	$8.80	$9.79	$12.99	$13.02	$12.80	$9.15
Market price of non-voting shares - TSX								
High	$9.43	$10.90	$10.34	$15.40	$15.75	$15.68	$15.65	$13.21
Low	$7.90	$8.52	$8.80	$9.92	$12.90	$13.05	$12.75	$9.05
Market price of non-voting shares - NYSE								
High	US$8.51	US$8.80	US$8.90	US$13.05	US$13.04	US$12.82	US$12.95	US$11.00
Low	US$7.13	US$7.86	US$7.71	US$8.80	US$10.55	US$10.49	US$10.58	US$ 7.06

OPERATING RESULTS

The challenging situation at our Canadian broadcasting operations continued in fiscal 2006. Revenues and EBITDA performance were again significantly below the results of the previous year with revenues declining by 6% to $656 million and EBITDA down by 75% to $31 million, mainly due to lower revenues and higher program acquisition costs required to build back a higher rating schedule.

We clearly have much work to do to restore broadcast margins and operating profits to acceptable levels. Following three very difficult quarters, our Canadian broadcasting operations began to show signs of improvement late in the year with conventional and specialty television showing year-over-year revenue gains in the fourth quarter. As we move into fiscal 2007, an improving schedule at the Global Television Network should help to cement this positive trend.

The fall schedule of the Global Television Network was received well by advertisers and viewers. Increased investment and careful selection and scheduling of new and existing programming is beginning to pay off. Four of Global's programs, *Survivor: Cook Island*, which again became the number one show on Canadian television, medical drama *House*, *Prison Break* and reality show *Rock Star SuperNova* cracked the top-ten list in the early weeks of the 2006 fall season. *Global National* continued to make gains over the competition and is now Canada's number one national news program, consistently attracting more viewers than its CTV and CBC rivals.

ET Canada continues to score with viewers in the early evening, setting up Global's prime-time schedule. *ET Canada* captured the top spot and it remains the number one Canadian entertainment news magazine in its key demographic groups A18-49 and A18-34. BBM Canada reports that over half a million people tune in to *ET Canada* every night.

Our seven digital specialty channels, Dejaview, Lonestar, Men, Fox Sports, Xtreme Sports, CoolTV and Mystery, gained more than one million new subscribers in fiscal 2006 with the total number of digital subscribers increasing by 23.4% to over 6 millon. In June 2006 Global rebranded and relaunched its analog specialty channel Prime as TVtropolis, with a lively and contemporary new brand image and a sparkling new schedule of hit series from the more recent past, including *Seinfeld*, *Frasier*, and *Married with Children*. Early indications are very encouraging with much improved ratings and renewed interest of advertisers in spending on TVtropolis.

Global TV became a leader in online distribution, being the first Canadian broadcaster to negotiate streaming rights to major U.S. programs including hits such as *Survivor*, *Deal or No Deal*, and *1 vs. 100*. In addition, *Global National* is now available through video podcasts and bbTV, an advertising-supported new service that makes video of *Global National* and other Global programming available to Blackberry users. Revenues for some of these start-up online products and services are relatively modest for now, but they will build and, more important, they are just the start. Exciting new online products are in the pipeline that will keep the Company in the forefront of multimedia publishing in Canada.

Looking beyond the annual battle for ratings and advertiser attention, fiscal 2006 was the third consecutive year in which the results of our Global Television Network were affected by the impact of difficult structural challenges affecting the entire television industry.

Unlike specialty television, over-the-air networks like Global rely totally on advertising revenues to fund acquisition of expensive first-run Canadian and international programming. They also depend on advertising revenues to cover the costs of providing news and other local programming at network-owned stations across Canada. Specialty channels do not incur the expense of unprofitable local programming and they do not have expensive and mostly unprofitable local station infrastructure to maintain. Although total television industry advertising revenue continues to grow modestly, those advertising revenues are shared with an ever-increasing number of specialty channels. The inevitable result is that the conventional television industry is experiencing a persistent and long-term decline in its share of total industry revenues. Significantly, and unlike conventional television, specialty channels also receive a share of the monthly subscription fees paid by consumers to cable and satellite providers.

The challenges to conventional television, brought about by digital technology and eradication of barriers to entry of low-cost competitors, require different regulations than those currently in place. They have triggered a policy review of television regulations by the Canadian Radio-television and Telecommunications Commission (the "CRTC") that is now under way. We will be pressing the CRTC review to address what we believe to be a significant regulatory imbalance between conventional and specialty television.

Our publications group, consisting of our newspapers and interactive operations, registered a 2% gain in revenues in 2006. Start-up costs associated with the free commuter magazine *Dose*, combined with CanWest's share of losses in the *Metro* joint venture, which produces free commuter newspapers in Vancouver and Ottawa, had a negative impact on the profits of our publications group. Continuing, but declining, losses at the *National Post*, together with restructuring costs and some increase in payroll and distribution expenses, contributed to a 3% decline in EBITDA of the publications group to $248 million for the year. The fourth quarter brought significant improvement to the operating results of the publications group as cost reduction measures initiated earlier in the year began to take hold. Revenues in the fourth quarter grew by 1%, but EBITDA increased by 36% in the quarter.

At the same time, our expanding multimedia products and services represent an important strategic growth opportunity. Our canada.com network remains one of Canada's leading general news and information websites with 3.5 million unique visitors every month, up 27% from one year ago. We are much better today at translating visitors to our websites into new web-based revenue and profits. Specifically, our new classified sites, working.com, driving.ca, renting.ca, celebrating.com, connecting.com, shopping.ca and remembering.ca, address directly the migration of some categories of classified advertising from newspapers to online sites. Our online strategy extends well beyond classified advertising sites. All of our major daily newspapers are available by subscription in identical electronic format on the Internet. We have added video broadcast monitoring to the profitable media monitoring services offered by FPinfomart.ca with coverage of 85 television news services.

EBITDA declines of $27 million in our South Pacific operations are attributable to weakness in Australian and New Zealand currency translation rates relative to translation rates in the previous year.

In Australia, TEN continued to dominate its target demographic. A long-term programming acquisition deal with 20th Century Fox Broadcasting and a new deal to extend television rights for the Australian Football League through 2011 should further solidify TEN as the preferred choice of young adult viewers in that country.

Unfortunately, an abrupt slowdown in the Australian television advertising market that took hold in the spring of 2006 combined with the stronger Canadian dollar to affect TEN's results in fiscal 2006. Network TEN experienced a sharp pull-back from the outstanding financial results of previous years, with television revenues down by 16% to $656 million compared to $783 million in the previous year. Television EBITDA was $197 million, a decline of 33% from last year's result of $294 million. There were encouraging signs at the end of the fiscal year that the Australian market was firming and that financial results should begin to stabilize as we move into the new fiscal year.

Eye Corp, TEN's out-of-home advertising subsidiary, recorded a 1% increase in revenues to $109 million compared to $108 million last year. Eye Corp's EBITDA was down by 15% to $20 million compared to $23 million in fiscal 2005. Some of the EBITDA decline was a result of start-up costs associated with winning and implementing tenders. Eye Corp won a major international multi-year contract at Britain's second largest airport operator, the Manchester Airports Group Plc. (MAG), to manage the advertising concessions at the Manchester, Nottingham East Midlands and Humberside Airports, commencing June 1, 2006. MAG's airports serve approximately 30 million passengers annually. Eye Corp's airport division – Eye Fly – serves some 200 million passenger movements annually with 19 airports in Australia, New Zealand, Indonesia, Singapore and the MAG airports in Britain. Following the end of the year, Eye Corp announced a major expansion into the U.S. through the acquisition of a U.S. shopping mall advertising company that will bring Eye Shop to over 200 shopping malls in 42 U.S. states.

The effects of the stronger Canadian dollar and a downturn in broadcast advertising were also evident in New Zealand, affecting our radio and television broadcasting operations in that market. Revenues declined by 11% and EBITDA dropped 12% compared to the prior year. Revenues at TVWorks were down 11% to $109 million, with EBITDA for the year declining by 14% to $26 million. Excellent ratings continued for TVWorks' new current affairs program, *Campbell Live*, and its relaunched evening news program *3News*, providing a strong lead-in for 3's excellent prime-time schedule. RadioWorks recorded a 10% revenue decline for the year to $84 million, while EBITDA of $24 million at RadioWorks was 9% below the result in 2005. CanWest MediaWorks NZ declared a final 2006 dividend of NZ3.9 cents per share payable in November, which will result in aggregate dividends of NZ$13.3 million to be received by CanWest for fiscal 2006. As in Australia, the market downturn appeared to moderate in the fourth quarter giving us reason to be optimistic that the financial results will stabilize in fiscal 2007.

For detailed information on the performance of CanWest's Canadian and international operations for the 2006 financial year, please see the "Management's Discussion and Analysis" section beginning on page 10 of this report.

One of our core values is to give back to the community, and in this year our efforts created even more success and improved the lives of more people. A separate report on our philanthropic activities is contained on page 9 of this document.

OUTLOOK

Looking ahead, our focus in the coming year will again be on shoring up our Canadian operations and pressing on with cost reduction initiatives that are essential to restore operating margins at our television and newspaper and interactive operations. Cost reduction initiatives in 2006 helped in accomplishing the modest gains that became evident, particularly in our newspaper operations, as the fiscal year drew to a close.

Our newspaper business fundamentals remain strong, but the gradual long-term trend away from the printed newspaper, particularly among young adults, requires that we persist in developing and rolling out new Internet-based products. These include revenue-generating classified advertising sites as well as other online products that serve the growing demand for non-traditional, electronic sources of news, information and entertainment. An important challenge is to create more attractive and effective online and wireless platforms that are capable of generating revenues and profits via subscriptions and/or advertising.

As noted, the challenges at Canadian television go well beyond operating efficiencies and cost management, although these remain important priorities. Improved television ratings remain a key operating priority, but high ratings alone will not guarantee that margins and operating profits from Canadian broadcasting will return to the peak levels of earlier years. We will focus on programming investments, of course, but also on building our audience on the web and mobile platforms. In addition, we will work diligently to address structural issues in the industry and seek a rebalancing of the regulatory environment within the framework of the conventional television review now under way by the CRTC.

We made some small but important investments in European radio, in what we believe are high-growth markets. We will continue to look for opportunities in high-growth markets, subject to our desire to reduce corporate debt and to ensure our existing operations receive the capital necessary to grow.

Management's discussion and analysis >

FOR THE YEAR ENDED AUGUST 31, 2006

This Management Discussion and Analysis contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2006 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com). We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

November 2, 2006

OVERVIEW

CanWest is an international media company and is one of Canada's largest media companies. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Malaysia, Turkey, the United States and the United Kingdom.

SELECTED ANNUAL INFORMATION

Year ended August 31

	2006 $000	2005[1] $000	2004[1] $000
Revenue	2,878,625	3,032,485	2,877,249
Net earnings from continuing operations	5,365	12,006	187,584
Net earnings (loss)	178,672	10,205	(13,609)
Net earnings from continuing operations per share			
Basic	$0.03	$0.07	$1.06
Diluted	$0.03	$0.07	$1.06
Net earnings (loss) per share			
Basic	$1.01	$0.06	$(0.08)
Diluted	$1.01	$0.06	$(0.08)
Total Assets	5,642,808)	5,330,310	5,573,643
Long-term liabilities	3,668,960	3,433,345	3,502,813

[1] Revised: The 2005 results have been revised to reflect the adoption of the Canadian Institute of Chartered Accountants, Emerging Issues Committee abstract 159 *Conditional Asset Retirement Obligations*, ("EIC 159"), resulting in an adjustment to liabilities to reflect that certain of our assets have conditional asset retirement obligations associated with them (See note 1 to the audited consolidated financial statements) as well as to reflect the classification of our Ireland TV segment and Canadian radio operations as discontinued (See note 15 to the audited consolidated financial statements). The 2004 results were also revised to reflect the adoption of EIC 159 and to reflect the classification of our Ireland TV segment and Canadian radio operations.

KEY FACTORS AFFECTING SEGMENT REVENUES AND OPERATING INCOME

TELEVISION BROADCAST

We have three television segments, one for each country in which we carry on such operations. Our Canadian television segment includes our television networks in Canada as well as our specialty channels. Our New Zealand television segment operates 3 and C4 in New Zealand. Our Australian television segment includes our interest in TEN Group Pty Limited ("TEN Group"), which owns and operates TEN Television Network ("Network TEN").

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publications revenues.

PUBLICATIONS AND INTERACTIVE

Our publications and interactive segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publications and interactive revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers. Our newspaper and interactive advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per copy prices we charge.

RADIO

Our two radio segments consist of our radio operations in New Zealand and Turkey, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

OUTDOOR ADVERTISING

Our outdoor advertising segment consists of TEN Group's wholly owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp's advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp's advertising rates are primarily a function of the number and demographics of the audience for Eye Corp's displays.

FOREIGN CURRENCY EFFECTS

Our Australia, New Zealand and Turkey operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During fiscal 2006, the Canadian dollar appreciated against the Australian dollar by 8% and the New Zealand dollar by 13%, as compared to currency translation rates for the same period in the prior year. Since the completion of our acquisition, the Canadian dollar has appreciated against the New Turkish Lira by 9%.

SEASONALITY

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

ACQUISITIONS AND DIVESTITURES

We have made a number of acquisitions and divestitures that affect the comparability of our results from period to period.

- In July 2004, we completed the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70%.
- In September 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture). In addition, in July 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited).
- In September 2005, we acquired a radio licence to operate a station in the Solent region of the United Kingdom. This radio station, Original 106 FM, commenced operations in October, 2006. In September 2006, we were awarded a second radio broadcast licence in the U.K. in Bristol.
- In October 2005, we completed the initial public offering of the CanWest MediaWorks Income Fund, which reduced our ownership of our publications and interactive operations and certain shared services from 100% to 74.2%.
- In April 2006, we acquired economic control of the assets and operations of four radio stations in Turkey.
- In June and July 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited, 100% of Outdoor Plus Pty Limited and 100% of Eye Corp (USA) Inc. (formerly Media Choice).
- In August 2006, we completed the sale of TV3 Ireland.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider these accounting estimates to be critical because changes in the assumptions or estimates we have selected have the potential of materially impacting our financial statements. For a summary of all of our significant accounting policies, see note 1 to our audited consolidated financial statements.

GOODWILL AND INTANGIBLE ASSETS

We estimate the useful lives of intangible assets primarily based on their contractual terms and renewability, and on historical customer turnover rates. Significant changes in these factors could result in changes to the life of intangible assets. As at August 31, 2006 we had $1,097 million of indefinite life intangible assets and $77 million of finite life intangible assets.

In performing the annual impairment testing of goodwill and indefinite life intangible assets, we make a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset or reporting unit could be bought or sold in a current transaction between arms length parties. The determination of that fair value is performed using one or a combination of valuation techniques. Valuation for indefinite life broadcast licences have been determined using an income approach and, more specifically, the "Greenfield Approach" in which the value is determined based on the present value of the required resources and eventual returns from the build out of an operational network and the acquisition of advertisers, starting with only the broadcast licences as assets. The valuation of mastheads is performed using a relief from royalty methodology. For the valuation of goodwill we utilize a combination of a market approach and an income approach. The market approach is used where comparable public market data is available. In applying the income approach we estimate future cash flows for the reporting unit based on our business plans as well as a consideration of expected industry growth rates and inflation rates. In addition, an estimate of the residual value for the reporting unit is made considering precedent transactions for comparable companies and other market factors. The value of the reporting unit is determined based on the present value of these cash flows discounted using an appropriate risk-based rate of return. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2006, the carrying value of intangibles and goodwill might have been different. As at August 31, 2006 we had $1,174 million of intangibles and $2,418 million of goodwill on our balance sheet.

The valuation of our Canadian television segment with a goodwill balance of $481 million was based on business plans that anticipate achieving improved profitability over the next three years. Failure to achieve the targets established in the business plan may result in a goodwill impairment.

INCOME TAXES

We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax recovery was $76 million for the year ended August 31, 2006. Future tax assets were $196 million, while future tax liabilities were $140 million at August 31, 2006. See note 13 to our audited consolidated financial statements.

ACCOUNTING FOR PENSION AND OTHER BENEFIT PLANS

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management's estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected health care costs. For fiscal 2006 and 2005, based on the investment mix, current yields and experience, management estimated the long-term rate of return on plan assets to be 7.25%. For the same periods, the discount rate used in measuring the liability was 5.75% and 5.35%, respectively. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2006 and 2005, management assumed that salaries would increase by 3.00% and 3.50%, respectively. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2006 was $31 million. As at August 31, 2006 our total plan assets were $347 million, our obligations were $529 million resulting in an aggregate plan deficit of $182 million. For accounting purposes the effect of certain items which impact the valuation of the liability are deferred and amortized over the average remaining service life of our employees. As at August 31 the total of these amounts which reduces our liability for accounting purposes is $140 million which is being amortized over 12 years for pension plans and 16 years for post-retirement benefit plans. Use of different assumptions would vary results.

BROADCAST RIGHTS

At August 31, 2006, we had $219 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the licence period begins and the programs are available for air. Foreign programming is primarily acquired on a "pay-for-play" basis and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure that the net realizable value of the broadcast rights exceeds their book value.

CHANGES IN ACCOUNTING POLICIES

During 2006, we applied the interpretations of the Canadian Institute of Chartered Accountants Emerging Issues Committee abstract 159 *Conditional Asset Retirement Obligations* ("EIC-159"). Under EIC-159, a liability should be recognized if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation. We have determined that we have conditional asset retirement obligations on certain of our assets, and accordingly, have recognized a liability in the year. The change has been accounted for retroactively with restatement. The impact of the change has increased the cost of property plant and equipment by $1.3 million (2005 - $1.3 million), increased accumulated amortization by $0.6 million (as at August 31, 2005 - $0.5 million), increased future tax asset by $0.2 million (2005 - $0.2 million), increased asset retirement obligation by $3.8 million (2005 - $3.6 million), decreased future income taxes liability by $0.8 million (as at August 31, 2005 - $0.8 million), decreased minority interest by $0.1 million (2005 - $ 0.1 million), increased amortization expense for the year ended August 31, 2006 by $0.2 million (2005 - $0.2 million), decreased future tax expense for the year ended August 31, 2006 by a nominal amount (2005 - $0.1 million), and decreased net earnings for the year ended August 31, 2006 by $0.3 million (2005 - $0.1 million) with no impact on basic or diluted earnings per share for the year ended August 31, 2006 and 2005. Opening retained earnings for the year ended August 31, 2006 has been decreased by $1.8 million (2005 - $1.7 million).

The Canadian Institute of Chartered Accountants Emerging Issues Committee of the Accounting Standards Board issued EIC 161, *Discontinued Operations* ("EIC 161"). EIC 161 addresses the allocation of interest expense to discontinued operations based on the principal amount of debt that will or could be paid with the proceeds from the sale of such operations. EIC 161 also specifies that general corporate overhead expenses may not be allocated to discontinued operations. EIC 161 applies to all disposal transactions initiated after April 12, 2006. The Company applied EIC 161 prospectively and it did not have an impact on the Company's results of operations or financial position.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

The Canadian Institute of Chartered Accountants Accounting Standards Board has issued CICA 3855, *Financial Instruments - Recognition and Measurement*, CICA 3865, *Hedges*, and CICA 1530, *Comprehensive Income*, which we will apply in our fiscal year beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income.

Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. We are currently considering the impacts of the adoption of such standards.

The Canadian Institute of Chartered Accountants Emerging Issues Committee of the Accounting Standards Board has issued EIC 162, *Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date* ("EIC 162"), which must be applied by us in the first interim period ending subsequent to December 31, 2006. EIC 162 prescribes that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date. In addition, if the employee is eligible for retirement on the grant date, the entire stock-based compensation expense should be recognized on the grant date. We are currently considering the impact of the adoption of such standards.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the year ended August 31, 2006, that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

OPERATING RESULTS

INTRODUCTORY NOTE

Segment operating profit.

In the discussion that follows, we provide information concerning our segment operating profit. See note 24 to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

Operating income before amortization

We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles ("GAAP"). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth below under "Reconciliation of Non-GAAP Financial Measures" section of this report.

FISCAL 2006 COMPARED TO FISCAL 2005

Following is a table summarizing segmented results for the year ended August 31, 2006 and August 31, 2005. See note 24 to our audited consolidated financial statements:

	Revenue		Segment Operating Profit	
	2006 $000	2005 [1] $000	2006 $000	2005 [1] $000
Operating Segments				
Publications and Interactive - Canada	1,258,455	1,228,851	248,429	254,875
Television				
Canada	656,275	696,106	31,487	126,425
Australia - Network TEN	656,306	783,315	197,229	293,528
New Zealand	108,886	122,995	25,939	30,110
	1,421,467	1,602,416	254,655	450,063
Radio				
New Zealand - RadioWorks	83,926	93,428	23,990	26,392
Turkey	5,726	-	2,610	-
	89,652	93,428	26,600	26,392
Outdoor - Australia	109,051	107,790	19,593	23,173
Corporate and other	-	-	(39,928)	(32,065)
Total	2,878,625	3,032,485	509,349	722,438
Ravelston management contract termination			-	(12,750)
Operating income before amortization			509,349 [2]	709,688 [2]

(1) Revised to reflect the classification of our Ireland TV segment and Canadian radio stations as discontinued operations.

(2) See "Reconciliation of Non-GAAP Financial Measures."

CONSOLIDATED RESULTS

Revenues. Consolidated revenues of $2,879 million for the year ended August 31, 2006, declined $154 million, or 5%, from $3,032 for the year ended August 31, 2005. Revenues for the year ended August 31, 2006 reflected a 13% decrease in revenues from international media operations, a 6% decrease for Canadian television revenues which was partially offset by a 2% increase in Canadian publications and interactive revenue. The decrease in the international operations in part reflects the strengthening Canadian dollar against the Australian and New Zealand dollars.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the year ended August 31, 2006 increased $46 million, or 2%, to $2,369 million from $2,323 million in fiscal 2005. This increase reflects local currency expense increases in all operations partially offset by the effect of the strengthening Canadian dollar on conversion of operating expenses of our international operations.

Ravelston management contract termination. In fiscal 2005, we incurred a charge of $13 million related to the termination of our Ravelston management contract.

Operating income before amortization. Consolidated operating income before amortization for the year ended August 31, 2006 decreased by $200 million, or 28%, to $509 million from $710 million for fiscal 2005. The decrease in operating income before amortization reflects reduced operating results as well as the impact of the strengthening Canadian dollar on conversion of results of our international media operations. Utilizing the prior year's currency translation rates in translating fiscal 2006 results to Canadian dollars would have increased current year operating income before amortization by $27 million.

Amortization. Amortization of intangibles was $12 million for the year ended August 31, 2006 compared to $20 million for fiscal 2005. Amortization of intangibles decreased because one intangible asset was fully amortized in the second quarter of 2006. Amortization of property plant and equipment was $94 million for the year ended August 31, 2006 compared to $91 million for fiscal 2005, reflecting additions made during both fiscal 2006 and 2005.

Interest expense. Interest expense was $194 million for the year ended August 31, 2006 compared to $251 million in fiscal 2005, primarily reflecting a reduced level of debt as a result of our repayment of debt in both fiscal 2006 and 2005.

Interest rate and foreign currency swap losses. For the year ended August 31, 2006, we recorded losses of $139 million to adjust the book value of certain swap instruments to fair value at the balance sheet date. Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled, are marked to fair value through earnings.

There was a substantial increase in the notional amount of such overhanging swaps in the first quarter as a result of the debt settled. A number of swaps were also settled in the first quarter as described in the "CanWest MediaWorks Income Fund and related transactions" section of this report, which reduced our exposure to fluctuations in fair value. This compared to losses of $121 million in fiscal 2005.

Foreign exchange losses. We recorded foreign exchange losses of $8 million for the year ended August 31, 2006, primarily related to our inter-company advances to our Turkish operations as a result of the weakening New Turkish Lira relative to the Canadian dollar. These foreign exchange losses are realizable on a current basis because the intention is that the inter-company loans will be repaid.

Investment gains. We recorded investment gains of $102 million for the year ended August 31, 2006, compared to nominal investment gains for fiscal 2005. The gain for the year ended August 31, 2006 relates to the dilution gain of $101 million recorded on the sale of 25.8% of the Limited Partnership to the CanWest MediaWorks Income Fund and a gain of $1 million on the disposal of non-core assets. The gains in 2005 were primarily due to gains on disposal of non-core assets.

Goodwill impairment. In fiscal 2005, we performed our annual impairment testing and determined that the value of goodwill related to the *National Post* was impaired and as a result, recorded a goodwill impairment loss of $41 million.

Asset impairment. For fiscal 2005, we performed our annual impairment testing and determined that the value of circulation of the *National Post* was impaired which resulted in a loss of $10 million.

Loss on debt extinguishment. During fiscal 2006, we completed a tender offer and consent solicitation through which we retired substantially all of our 10.625% Subordinated Debentures due May 2011 and our 7.625% Subordinated Debentures due April 2013. The excess of the cost of the tender offer and consent solicitation over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the year ended August 31, 2006 as a loss on debt extinguishment of $117 million. During year ended August 31, 2005, we exchanged our 12.125% Junior Subordinated Notes for the 8% Senior Subordinated Notes and recorded a loss on debt extinguishment of $44 million.

Income taxes. Our income tax recovery was $76 million for the year ended August 31, 2006 compared to income tax expenses of $20 million for fiscal 2005. The effective tax rate for the year ended August 31, 2006 was below our statutory rate of 34% due to adjustments in the income tax expense including: $46 million related to the non-taxable dilution gain, $14 million recovery due to the resolution of certain tax disputes, $16 million related to the allocation of limited partnership earnings to the minority interest, the effect of non-taxable capital gains of $2 million, the effect of a decrease in future tax rates of $5 million, $4 million related to the effect of valuation allowance on future tax assets and $9 million due to foreign income tax rates being lower than the Canadian income tax rates partially offset by a provision of $6 million related to non-deductible expenses and $3 million related to non-deductible foreign exchange losses. See note 13 of our consolidated financial statements for the income tax rate reconciliations.

Minority interest. For the year ended August 31, 2006, we recorded minority interest charges related to the 30% minority interest in CanWest MediaWorks (NZ) Limited ("CanWest MediaWorks (NZ)") of $6 million, the 43.6% minority interest in TEN Group of $54 million and the 25.8% minority interest in the Limited Partnership of $43 million. The minority interest charge related to TEN Group decreased by 40% and CanWest MediaWorks (NZ) decreased by 17% for the year ended August 31, 2006, as a result of decreased net earnings for each of these entities. There was no minority interest charge related to the Limited Partnership during fiscal 2005 because it was wholly owned to October 12, 2005.

Net earnings from continuing operations. Our net earnings from continuing operations for year ended August 31, 2006 were $5 million, or $0.03 per share, compared to $12 million, or $0.07 per share, for fiscal 2005.

Discontinued operations. Net earnings from discontinued operations were $10 million for year ended August 31, 2006 compared to a loss of $2 million for fiscal 2005. These earnings reflect the operations of our Fireworks entertainment operations which were sold in July and September 2005, the results of operations of TV3 Ireland which was sold on August 31, 2006, as well as the results of our two Canadian radio stations which we have agreed to sell with closing subject to regulatory approval. In addition, the sale transaction for TV3 Ireland closed August 31, 2006 which resulted in a gain on sale of $164 million, net of tax of $6 million.

Net earnings. Our net earnings for the year ended August 31, 2006 were $179 million, or $1.01 per share, compared to $10 million, or $0.06 per share, for fiscal 2005.

SEGMENTED RESULTS

Publications and interactive

Revenue. Publications and interactive revenues for the year ended August 31, 2006 increased by $30 million, or 2%, to $1,258 million, compared to revenues of $1,229 million for fiscal 2005. Advertising revenues increased by 2% as a result of growth in revenues reflecting a slowdown in classified advertising revenues offset by increased revenue from inserts, national and retail advertising. Total linage sold decreased by 2% while average rates increased by 3% for fiscal 2006 as compared to fiscal 2005. Significant growth in online classified revenue partially offset declines in print classified revenue. While circulation volume declined by 3% for the year ended August 31, 2006 as compared to fiscal 2005, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the publications and interactive segment was approximately 20% for the year ended August 31, 2006 compared to 21% for fiscal 2005. For fiscal 2007, we expect growth in advertising revenues as a result of higher advertising rates and increased insert volumes which will be partially offset by a continuation of the reduced level of activity in print classified advertising we have experienced in the past several quarters. Circulation revenues in 2007 are expected to be consistent with 2006. In addition, we expect to see continued increases in our online classified advertising revenue which will mitigate the effect of the declines in print classified advertising revenues.

Operating expenses. Compared to the same period last year, operating expenses of our publications and interactive operations increased by $36 million, or 4%, for year ended August 31, 2006. This reflected higher payroll costs, expenses related to the introduction of new interactive products and increased distribution costs resulting from higher insert volumes and increased fuel prices. In addition, fiscal 2006 included increased employee severance costs of $6 million related to terminations that occurred during the year. Newsprint pricing increased by 4% for the year ended August 31, 2006 compared to fiscal 2005. This price increase was fully offset by a 5% reduction in newsprint consumption. As a result of cost containment initiatives implemented in the second quarter of fiscal 2006, the pace of expense increase was significantly reduced for the latter half of fiscal 2006. For fiscal 2007, we expect to see further benefits from these cost containment initiatives which will mitigate the effect of normal wage escalation.

Segment operating profit. Our publications and interactive operations had a decrease of $6 million, or 3%, in segment operating profit, to $248 million for the year ended August 31, 2006 compared to $255 million for fiscal 2005. These results included operating losses of $12 million relating to *Dose* and *Metro*, our newspaper start up operations compared to $8 million for fiscal 2005, and the increase in employee severance of $6 million for the year ended August 31, 2006. During the third quarter, we ceased production of the printed publication of *Dose* while moving dose.ca to the interactive division. This contributed to improved segment operating profit relative to the prior year for the fourth quarter of fiscal 2006.

Canadian television

Revenues. For the year ended August 31, 2006, revenues from our Canadian television operating segment of $656 million were $40 million, or 6%, lower than fiscal 2005. The revenue comparison in fiscal 2006 was affected by declines in production revenue in fiscal 2006 relative to fiscal 2005 of $12 million as a result of the discontinuation of certain production activities at the end of fiscal 2005.

The Canadian television segment recorded a 5% decrease in airtime revenues for the year. The decrease in advertising revenues is primarily attributable to weaker ratings performance of our conventional television programming over the past several quarters. This has been compounded by challenges that are faced by all conventional television operators in Canada, which has resulted from increased competition and fragmentation of the television advertising market and a regulatory system which has disadvantaged conventional broadcasters relative to specialty services. We have entered the 2007 broadcasting season in September 2006 with the return of our strongest ratings performing programs from the 2006 season including *Prison Break*, *House* and *Survivor* as well as the addition of some promising new programs including *Shark*, *Brothers and Sisters*, and *Heroes*. Recent ratings have shown that our conventional stations have an increased number of programs in the top ten and top 20 in our markets. This bodes well for modest increases in advertising revenues for fiscal 2007.

Subscriber revenues from our specialty channels increased by 16% for the year ended August 31, 2006 as compared to fiscal 2005, reflecting a 14% increase in subscribers.

Operating expenses. For the year ended August 31, 2006, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $625 million were $55 million, or 10%, higher than the prior year, primarily as a result of an increase in program amortization and promotion expenses. In addition, operating expenses for fiscal 2006 were affected by increased employee severance costs of $5 million. In fiscal 2005 operating expenses included $10 million related to the production activities which were discontinued at the end of fiscal 2005. For fiscal 2007, we expect our program amortization expense to increase but at much lower levels relative to fiscal 2006.

Segment operating profit. Canadian television segment operating profit of $31 million for the year ended August 31, 2006 was 75% less than fiscal 2005 as a result of the revenue decreases and the expense increases described above.

Australian television

Revenues. Segment revenues decreased by 16% to $656 million for the year ended August 31, 2006, from $783 million in the prior year. In local currency, revenues decreased 9% for the year ended August 31, 2006, reflecting a difficult advertising environment. Network TEN's ratings remain strong for the year ended August 31, 2006 compared to the prior year. The effect of the weakening local currency relative to the Canadian dollar added to the decreases in revenue for the year ended August 31, 2006.

Operating expenses. Segment operating expenses decreased by $31 million, or 6%, to $459 million for the year ended August 31, 2006 as compared to fiscal 2005. This primarily reflects a 2% increase in operating expenses in local currency which was more than offset by the effect of the weaker Australian dollar on translation to Canadian dollars.

Segment operating profit. Segment operating profit decreased by 33% to $197 million for the year ended August 31, 2006, compared to $294 million for fiscal 2005.

New Zealand television

Revenues. Revenues from television operations for New Zealand's 3 and C4 television networks decreased by 11% to $109 million for the year ended August 31, 2006, from $123 million in the prior year. In local currency, revenues increased by 1% for the year ended August 31, 2006, reflecting the effect of a short and discounted advertising market in New Zealand. The effect of the weakening local currency relative to the Canadian dollar offset the revenue increases for the year ended August 31, 2006 on translation to Canadian dollars.

Operating expenses. Operating expenses decreased by 11% to $83 million for the year ended August 31, 2006. The decrease reflected a 2% increase in operating expenses in local currency, which was more then offset by the weakening local currency relative to the Canadian dollar.

Segment operating profit. New Zealand's 3 and C4 produced segment operating profit of $26 million for the year ended August 31, 2006, a 14% decrease from the results recorded in fiscal 2005 as a result of the factors described above.

New Zealand radio

RadioWorks continued its steady performance reporting revenue increases of 3% in local currency for the year ended August 31, 2006 which were more than offset by effect of the weakening New Zealand dollar. In Canadian dollars, revenues decreased by 10% to $84 million from $93 million. Segment operating profit declined by 9% to $24 million for the year ended August 31, 2006 as compared to fiscal 2005, as a result of the weakening New Zealand dollar.

Turkey radio

Our Turkish radio operations commenced on April 14, 2006. During the period ended August 31, 2006, revenues were $6 million and segment operating profit was $3 million. These results met our expectations for this period.

Outdoor advertising

Revenue from our Australian outdoor advertising segment increased by 1%, or $1 million, to $109 million for the year ended August 31, 2006 as compared to fiscal 2005. This increase reflected 10% growth in revenue in local currency driven by additional inventory as a result of acquisitions and stronger airport advertising revenues offset by the weakening Australian dollar. Our segment operating profit from TEN Group's outdoor advertising operations decreased by 15% to $20 million for the year ended August 31, 2006 as compared to $23 million in fiscal 2005. Continued investment in expansion opportunities and the weakening Australian dollar resulted in this decrease in the segment operating profit.

Corporate and other

Corporate and other expenses increased by $8 million to $40 million for the year ended August 31, 2006 as compared to fiscal 2005. Corporate and other expenses for fiscal 2006 exceeded the normal run rate as a result of: $6 million in litigation expenses related to the *Jerusalem Post*, $2 million in expenses related to strategic planning initiatives, $1 million related to unsuccessful corporate development initiatives and an estimated $3 million in expenses related to our first year of compliance with the internal control certifications required by section 404 of the *Sarbanes-Oxley Act*.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For fiscal 2007 we expect our major non-operating cash requirements to include capital expenditures of approximately $112 million and repayment of $4 million in principal payments on long-term debt due in fiscal 2007. Of these amounts $67 million in capital expenditures will be related to the guarantors under our senior credit facilities. We expect to meet our cash needs for fiscal 2007 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

CANWEST MEDIAWORKS INCOME FUND AND RELATED TRANSACTIONS

In October 2005, we transferred our investment in our publications and interactive operations (excluding the *National Post*) and certain shared service operations, which provide customer support and administrative services, to the Limited Partnership. In exchange, we received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,340 million.

Concurrently, the Fund closed its initial public offering ("IPO") of units and invested the proceeds in units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $35.2 million and were paid by the Limited Partnership.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion, consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in October 2010, and is subject to certain restrictions and bears interest at banker's acceptance rates plus a margin. The non-revolving facility matures in October 2010, and bears interest at banker's acceptance rates plus a margin. The Limited Partnership has entered into interest rate swap contracts to fix the interest payments on a notional amount of $825 million to October 2008 reducing to $660 million to October 2010 resulting in an effective interest rate of 5.3%. On closing of the IPO, the Limited Partnership drew $830 million on its credit facilities.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $823 million of drawings under its new credit facilities to repay the $1,340 million note payable to us.

As a result of the transaction, we recorded a dilution gain on the sale of a 25.8% interest in the operations transferred to the Limited Partnership in the amount of $101 million.

The net proceeds from the IPO and the Limited Partnership debt, as well as proceeds of $401 million from our credit facility, were utilized to retire certain debt and interest rate and cross-currency interest rate contracts as follows:

a. In October 2005, we completed a tender offer for our 10.625% senior subordinated notes payable due in 2011 and our 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $766 million was retired for cash of $850 million. In addition, deferred financing and other costs of $27 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $76 million, net of tax of $35 million. As a result of the repayment of these notes we recorded a swap loss of $34 million, net of tax of $19 million, related to the associated cross-currency interest rate swaps. The notes not tendered were retired in June 2006 pursuant to the call provisions of the debenture.

b. In October 2005, we retired our senior credit facility. Debt with a book value of $526 million was settled for cash of $526 million. In addition, deferred financing costs of $6 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $4 million, net of tax of $2 million. In addition, as a result of the settlement of this debt, we have recorded a loss of $46 million, net of tax of $25 million, related to the associated interest rate and cross-currency interest rate swaps.

c. In November 2005, we retired interest rate and cross-currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross-currency interest rate swap related to the senior secured credit facilities for cash of $364 million.

Following the Income Fund transactions in October 2005, our cash flow from the Limited Partnership has been diluted for the 25.8% interest held by the Income Fund and will be received by way of distributions, a portion of which are subordinated. If distributable cash of the Limited Partnership was not sufficient to pay the entire distribution our share would be disproportionately affected by the shortfall. The subordination provisions expire in October 2007.

SOURCES OF FUNDS

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2006, we had cash on hand of $283 million including $46 million of Limited Partnership cash, $18 million of TEN Group cash and $5 million of CanWest MediaWorks (NZ) cash. The remaining cash include $179 million in net proceeds from the sale of TV3 Ireland which was utilized to reduce advances under our senior credit facility in September 2006. We had cash flow from operating activities of continuing operations of $105 million for the year ended August 31, 2006. This cash flow included a $76 million use in cash related to changes in non-cash operating accounts. This change primarily reflected reductions in accounts payable and income taxes payable from August 31, 2005 to August 31, 2006. We do not expect to see this use of cash for operating accounts in fiscal 2007.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $150 million at August 31, 2006. TEN Group had unused borrowing capacity of A$530 million under its credit facilities.

Investment activities

In October 2005, we received proceeds of $1,340 million from the Limited Partnership which consisted of $517 million relating to the proceeds received from the initial public offering of the Fund and $823 million related to new debt obtained by the Limited Partnership. For further discussion of these activities, refer to CanWest MediaWorks Income Fund and related transactions section of this report.

On August 31, 2006 we closed the sale of our interest in TV3 Ireland which resulted in a gain on sale of $164 million net of tax of $6 million. Net proceeds of $179 million were held in cash at August 31, 2006 and applied to reduce advances under our senior credit facility in September 2006.

USES OF FUNDS

Capital Expenditures

In fiscal 2006, our capital expenditures amounted to $89 million. We also invested $3 million in the acquisition of new FM radio frequencies related to our New Zealand radio operations. Of these capital expenditures, $38 million related to the guarantors under our credit facilities. In fiscal 2007, we expect to increase our capital expenditures to approximately $112 million. Approximately $67 million of the expected 2007 capital expenditures will relate to the guarantors under our credit facilities.

Investment activities

During the second quarter, we acquired a 30% interest in *The New Republic*, a weekly opinion magazine based in Washington D.C., for US$2 million. We hold the option until December 31, 2006 to acquire the remaining 70% interest in *The New Republic* for US$5 million.

On April 14, 2006, the Company completed its acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $74 million. The principal business activity of these companies is the operation of radio stations. The Company has a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. The Company has provided financing to a third party to indirectly acquire the remaining equity interest in each station and also holds an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions. The Company has entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.

In September 2005 we were awarded a broadcast licence in the Solent region of the U.K. and in September 2006 we were awarded a second licence in Bristol. During fiscal 2005 we supported the cost of the start up of the U.K. radio operations and for fiscal 2007 we intend to continue to support the start up and to pursue additional expansion.

OUR INVESTMENT IN TEN GROUP AND CANWEST MEDIAWORKS (NZ)

In October 2006, the Australian government passed legislation which will relax foreign ownership restrictions and cross-media ownership restrictions in Australia which we expect will be enacted in our fiscal 2007. We have engaged Citigroup to assist us in exploring the opportunities that may arise from this change in legislation related to our investment in the Ten Group and in CanWest MediaWorks (NZ).

DEBT

General

At August 31, 2006, we had total outstanding consolidated debt of $2,771 million compared to debt of $2,895 million as at August 31, 2005. This included $422 million (2005 - $446 million) advanced under our senior credit facility and $938 million (2005 - $1,940 million) in senior unsecured and senior subordinated notes. Senior debt of our consolidated subsidiaries consisted of $825 million (2005 - nil) of the Limited Partnership debt, $447 million (2005 - $348 million) of TEN Group debt, and $134 million (2005 - $155 million) of CanWest MediaWorks (NZ) debt.

Credit Facility

In October 2005, we obtained a new $500 million revolving term senior credit facility. During the year, we obtained amendments to the credit facility that increased the amount available to $600 million and revised certain of the financial covenants under the credit facility. The credit facility matures in October 2010, is subject to certain restrictions and bears interest at banker's acceptance rates plus a applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian broadcast operations and the *National Post*, partnership units of the Limited Partnership, and shares and debentures of CanWest MediaWorks (NZ) and TEN Group. At August 31, 2006, we have drawn $422 million on this facility. As at August 31, 2006, we have $150 million, net of letters of credit of $28 million, available on this facility. In September 2007, the net proceeds from the sale of TV3 Ireland of $179 were applied to reduce advances under the facility and concurrently our total availability under the facility was reduced to $513 million.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability. In addition, there are prescribed minimums with individual counterparties. Prior to our swap settlements on November 3, 2005, we were required to make $119 million of recouponing payments related to overhanging swaps. On November 3, 2005, we settled a substantial portion of our swaps. Under our new credit facility, the minimum liability threshold is $500 million, as at August 31, 2006, the fair value of our interest rate swaps was $289 million. Further strengthening of the Canadian currency and/or changes in interest rates may result in further prepayment requirements.

Total leverage as calculated under CanWest MediaWorks Inc.'s credit facility was 5.5 times cash flow for debt covenant purposes for the 12 months ended August 31, 2006, compared to a revised covenant of 6.25 times.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company's obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, operating lease arrangements, purchase commitments and other long-term liabilities as at August 31, 2006 are summarized below:

	Payments due by period				
	Total $000	Less than 1 year $000	1 - 3 years $000	3 - 5 years $000	Thereafter $000
Long-term debt	2,771,185	4,250	277,491	1,247,249	1,242,195
Cash interest obligations on long-term debt [1]	913,673	193,482	379,428	244,032	96,731
Cash payments on interest rate and foreign currency swap liabilities [2]	160,119	-	157,096	3,023	-
Obligations under capital leases	21,309	4,890	7,397	7,462	1,560
Operating leases	483,576	88,048	137,090	103,915	154,523
Purchase obligations [3]	1,332,783	392,457	284,085	237,116	419,125
Estimated pension funding obligations [4]	113,300	20,653	44,839	47,808	
Other long-term liabilities	142,417	-	87,018	-	55,399
Total	5,938,362	730,780	1,374,444	1,890,605	1,969,533

[1] Interest obligations on long-term debt represents an estimate of future cash interest expense based on current interest rates, current debt levels and scheduled debt repayments and their related interest rate and foreign currency interest swaps.

[2] Cash payments on interest rate and foreign currency swap liabilities represents an estimate of future cash payments based on current expectations regarding interest rate levels and current expectations regarding foreign exchange rates.

[3] Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs.

[4] Pension funding obligation estimates have only been included for the next five years.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross-currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

As at August 31, 2006, we have fully hedged the currency exposure on our U.S. dollar denominated debt.

As of August 31, 2006, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) and receive floating rates of interest (at an average rate of 4.4%) on a notional amount of $1,172 million. We have entered into pay fixed receive floating cross-currency swap contracts at an average rate of 3.7% on a notional amount of $520 million and receive floating rates of 7.7% on a notional amount of US$336 million. We have also entered into pay floating receive fixed cross-currency swap contracts at an average floating rate of 8.6% on a notional amount of $908 million and an average fixed rate of 8.0% on a notional amount of US$762 million.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ) and TEN Group. As at August 31, 2006, CanWest MediaWorks (NZ) had $134 million (NZ$185 million) of debt. NZ$165 million of this debt was swapped to a fixed rate (at an average rate of 7.5%) until 2010, and the remainder of the debt bears interest at a floating rate.

At August 31, 2006, TEN Group had long-term debt of $447 million (A$485 million). TEN Group has entered into "pay floating receive fixed" cross-currency swap contracts at an average floating rate of 7.2% on a notional amount of A$210 million and "received fixed" swap contracts at an average rate of 5.4% on a notional amount of US$125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) on a notional amount of A$260 million.

Based on the swap contracts outstanding and the level of variable rate debt at August 31, 2006, we estimate that a 1% increase in floating interest rates would increase annual interest expense by $11 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2006, our outstanding swap contracts were in a net unrealized loss position of $328 million (including $46 million related to TEN Group). Of this amount $109 million (including $39 million related to TEN Group) is recorded in the book value of our long-term debt on our balance sheet because we carry hedged foreign denominated debt at swapped rates, and a net amount $139 million of the liability is recorded on our balance sheet as swap liabilities and assets related to swaps for which we are not utilizing hedge accounting.

As of August 31, 2006, assuming all other variables are held constant, a ten basis point parallel upward shift in the Canadian and U.S. fixed yield interest rate curves would result in a $0.6 million deterioration in the mark to market value of all swaps, excluding TEN Group. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1.3 million change in the mark to market value of the cross-currency swaps. A $0.001 change in the value of the Australian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $.3 million change in the mark to market value of the cross-currency swaps.

INDUSTRY RISKS AND UNCERTAINTIES

Our risks and uncertainties have not materially changed from those described in our *Annual Information Form* for the year ended August 31, 2006 dated November 28, 2006 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com).

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

RELATED PARTY TRANSACTIONS

In October 2005, we settled senior subordinated notes held by our parent company with a book value of $49.7 million under the same terms offered to unrelated senior subordinated note holders for $55.4 million. Interest expense related to this debt totaled $0.7 million for the year ended August 31, 2006 (2005 - $6.0 million).

A company which is affiliated with our controlling shareholders owns CanWest Global Place in Winnipeg, Manitoba, a building in which we are a tenant. Rent paid to this company for the year ended August 31, 2006 amounted to $1.1 million (2005 - $1.1 million). An additional amount of $0.5 million of building development expenses was recorded as payable to this company.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in note 25 of notes to the consolidated financial statements for the years ended August 31, 2006 and August 31, 2005.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure:

	For the three months ended August 31 (unaudited)		For the years ended August 31	
	2006	2005 Revised [1]	2006	2005 Revised [1]
Net earnings (loss)	154,865	(106,060)	178,672	10,205
Amortization	24,322	29,925	113,977	116,481
Interest and other financing expenses	50,810	62,843	200,710	263,828
Interest rate and foreign currency swap losses	6,194	64,034	138,639	121,064
Investment gains, losses, interest and dividend income	(139)	(1,785)	(105,000)	(4,293)
Foreign exchange gains	(4,526)	(2,637)	7,941	(8,583)
Loss on debt extinguishment	521	-	117,401	43,992
Goodwill impairment	-	41,406	-	41,406
Asset impairment	-	9,629	-	9,629
Loss (income) from discontinued operations	(163,936)	2,813	(173,307)	1,801
Provision for income tax expense (recovery)	(16,192)	(33,062)	(76,022)	20,226
Interest in earnings (losses) of equity accounted affiliates	(1,219)	(492)	(2,612)	(2,043)
Minority interests	23,089	17,971	102,067	96,597
Realized currency translation adjustments	4,086	(1,078)	6,883	(622)
Operating income before amortization	77,875	83,507	509,349	709,688

[1] Revised to reflect the adoption of EIC 159, *Conditional Asset Retirement Obligations*, and to reflect the classification of our Ireland TV segment and Canadian radio stations as discontinued operations.

OTHER

SHARE DATA

As at November 2, 2006 we had the following number of shares outstanding:

Multiple voting shares	76,785,976
Subordinate voting shares	99,134,167
Non-voting shares	1,511,881

Our AIF is filed on SEDAR at www.sedar.com.

Disclosure statement >

Comparison of NYSE Corporate Governance Rules required to be followed by U.S. Domestic Issuers and the Corporate Governance Practices of CanWest Global Communications Corp.

CanWest is a Canadian corporation whose shares are listed on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). For purposes of our NYSE listing, CanWest is considered to be a "foreign private issuer". This means that CanWest is not required to comply with most of the corporate governance listing standards set out in the NYSE's Listed Company Manual ("NYSE Rules"). However, CanWest's corporate governance system incorporates a number of best practices contained in the NYSE Rules, and is in compliance with applicable rules adopted by the Securities Exchange Commission ("SEC") to give effect to the *Sarbanes-Oxley Act* of 2002.

As required by the NYSE Rules, CanWest is required to summarize the significant ways in which CanWest's corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE Rules. As of August 31, 2006, we do not believe that CanWest's corporate governance practices differ in any significant ways from those required to be followed by U.S. domestic issuers under the NYSE Rules.

Copies of the *CanWest Board Mandate, Committee Charters,* and *Corporate Code of Ethics* are available at www.canwestglobal.com.

Management's report to shareholders >

FINANCIAL INFORMATION

The Company's management is responsible for preparing the accompanying financial statements in accordance with Generally Accepted Accounting Principles ("GAAP"), as well as for the preparation of all other financial information contained in the Company's Annual Report. In preparing these consolidated financial statements and other financial information, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Other financial data included throughout the Company's Annual Report is prepared on a basis consistent with that of the consolidated financial statements.

PricewaterhouseCoopers LLP, the independent auditors appointed by the Company's shareholders, was engaged to conduct an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), and have expressed their opinion on these statements.

The Company's Board of Directors is responsible for oversight and governance of the process which management follows in fulfilling its responsibilities for financial reporting and internal control. The Board is ultimately responsible for approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee ("Committee") which is comprised of outside Directors. The Committee is responsible for meeting with the Company's management, internal auditors and independent auditors. The Committee reviews audited and unaudited financial information prior to its release to the public. The Committee also considers and reviews reports from the independent auditors of the Company on the Company's accounting policies and internal controls and makes recommendations to the Board and the Shareholders related to the engagement of the independent auditors. PricewaterhouseCoopers LLP has full and free access to the Committee.

Management acknowledges its responsibility to provide financial information that fairly represents the Company's financial operations and that is consistent, reliable and relevant for the informed evaluation of the Company's activities.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission was conducted. Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as at August 31, 2006.

Management has excluded TEN Group Pty Limited ("TEN Group") from its assessment of internal control over financial reporting because the Company does not have the ability to dictate or modify the controls of the entity and does not have the ability, in practice, to assess those controls. The TEN Group was created prior to December 15, 2003, and was consolidated by the Company on September 1, 2004, upon the adoption of Accounting Guideline 15 ("AcG-15"), *Consolidation of Variable Interest Entities*, issued by the Canadian Institute of Chartered Accountants. The total assets, net assets, revenues and segment operating profit of the excluded entity represents 13.4%, 2.1%, 26.6%, and 42.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended August 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as at August 31, 2006 has been audited by PricewaterhouseCoopers LLP, the independent auditors who audited the consolidated financial statements included in this Annual Report. Their report is included herein.



Leonard Asper
Chief Executive Officer



John Maguire
Chief Financial Officer

November 16, 2006

Independent auditor's report >

To the Shareholders of CanWest Global Communications Corp.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of CanWest Global Communications Corp. as at August 31, 2006 and audit of its August 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of CanWest Global Communications Corp. (the "Company") as at August 31, 2006 and August 31, 2005, and the related consolidated statements of earnings and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's financial statements as at August 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company's financial statements as at August 31, 2005 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and August 31, 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited management's assessment, included in the accompanying "Management's Report to Shareholders", that the Company maintained effective internal control over financial reporting as at August 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Report to Shareholders," management has excluded TEN Group Pty Limited ("TEN Group") from its assessment of internal control over financial reporting as at August 31, 2006 because the Company does not have the ability to dictate or modify the controls of the entity and does not have the ability, in practice, to assess those controls. The TEN Group was created prior to December 15, 2003, and consolidated by the Company on September 1, 2004, upon the adoption of Accounting Standards Board of the Canadian Institute of Chartered Accountants, Accounting Guideline 15 ("AcG 15"), *Consolidation of Variable Interest Entities*. The Company's equity investment in TEN Group is 14.4% and economic interest is 56.4%. We have also excluded TEN Group from our audit of internal control over financial reporting. TEN Group's total assets, net assets, revenues and segment operating profit of the excluded entity represents 13.4%, 2.1%, 26.6%, and 42.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended August 31, 2006.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as at August 31, 2006 is fairly stated, in all material respects, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Winnipeg, Canada
November 2, 2006

Consolidated financial statements >

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31 (IN THOUSANDS OF CANADIAN DOLLARS)

	2006	2005 (Revised notes 1 and 15)
ASSETS		
Current Assets		
Cash	283,104	28,947
Accounts receivable	454,452	482,621
Inventory	13,362	13,533
Investment in broadcast rights	188,229	183,114
Future income taxes (note 13)	17,799	3,893
Other current assets	41,328	26,010
Assets of discontinued operations (note 15)	621	13,356
	998,895	751,474
Other investments (note 3)	17,890	23,059
Investment in broadcast rights	30,493	20,139
Property, plant and equipment (note 4)	692,698	705,339
Future income taxes (note 13)	178,083	54,242
Other assets (note 18)	130,797	197,990
Intangible assets (note 6)	1,173,956	1,142,118
Goodwill (note 5)	2,418,149	2,420,851
Assets of discontinued operations (note 15)	1,847	15,098
	5,642,808	5,330,310
LIABILITIES		
Current Liabilities		
Accounts payable	157,659	173,602
Accrued liabilities	282,825	291,395
Income taxes payable	2,040	51,764
Broadcast rights accounts payable	72,536	75,615
Deferred revenue	35,860	36,774
Future income taxes (note 13)	43,409	44,663
Current portion of long-term debt and obligations under capital leases	7,890	9,946
Liabilities of discontinued operations (note 15)	514	19,077
	602,733	702,836
Long-term debt and related foreign currency swap liability (note 7)	2,766,935	2,886,090
Interest rate and foreign currency swap liability (note 8)	142,172	215,075
Obligations under capital leases (note 9)	12,461	16,101
Other accrued liabilities (note 18)	165,669	147,179
Future income taxes (note 13)	96,822	76,032
Minority interest	484,739	90,497
Liabilities of discontinued operations (note 15)	162	2,371
	4,271,693	4,136,181
Commitments, contingencies and guarantees (note 23)		
SHAREHOLDERS' EQUITY		
Capital stock (note 10)	850,219	849,909
Contributed surplus (note 10)	11,208	7,685
Retained earnings	527,144	348,472
Cumulative foreign currency translation adjustments (note 12)	(17,456)	(11,937)
	1,371,115	1,194,129
	5,642,808	5,330,310



Director



Director

The notes constitute an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

FOR THE YEARS ENDED AUGUST 31 (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

	2006	2005 (Revised notes 1 and 15)
Revenue	2,878,625	3,032,485
Operating expenses	1,551,852	1,532,939
Selling, general and administrative expenses	817,424	777,108
Ravelston management contract termination (note 22)	-	12,750
	509,349	709,688
Amortization of intangibles (note 6)	12,423	20,341
Amortization of property, plant and equipment (note 4)	94,171	90,943
Other amortization	7,383	5,197
Operating income	395,372	593,207
Interest expense	(194,216)	(251,120)
Interest income	2,510	2,766
Amortization of deferred financing costs	(6,494)	(12,708)
Interest rate and foreign currency swap losses (note 8)	(138,639)	(121,064)
Foreign exchange gains (losses) (note 7)	(7,941)	8,583
Investment gains, losses and write-downs (note 14)	102,490	1,527
Goodwill impairment (note 5)	-	(41,406)
Asset impairment (note 6)	-	(9,629)
Loss on debt extinguishment (note 7)	(117,401)	(43,992)
	35,681	126,164
Provision for (recovery of) income taxes (note 13)	(76,022)	20,226
Earnings before the following	111,703	105,938
Minority interest	(102,067)	(96,597)
Interest in earnings of equity accounted affiliates	2,612	2,043
Realized currency translation adjustments (note 12)	(6,883)	622
Net earnings from continuing operations	5,365	12,006
Gain on sale of discontinued operations (note 15)	163,547	-
Earnings (loss) from discontinued operations (note 15)	9,760	(1,801)
Net earnings for the year	178,672	10,205
Earnings per share from continuing operations (in dollars) (note 11):		
Basic	$0.03	$0.07
Diluted	$0.03	$0.07
Earnings per share (in dollars) (note 11):		
Basic	$1.01	$0.06
Diluted	$1.01	$0.06

	2006	2005 (Revised note 1)
Retained earnings		
Retained earnings - beginning of year, as previously reported	350,291	340,001
Adjustment for adoption of new accounting pronouncement (note 1)	(1,819)	(1,734)
Retained earnings - beginning of year, as restated	348,472	338,267
Net earnings for the year	178,672	10,205
Retained earnings - end of year	527,144	348,472

The notes constitute an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31 (IN THOUSANDS OF CANADIAN DOLLARS)

	2006	2005 (Revised notes 1 and 15)
CASH GENERATED (UTILIZED) BY:		
Operating Activities		
Net earnings for the year	178,672	10,205
(Earnings) loss from discontinued operations	(9,760)	1,801
Gain on sale of discontinued operations	(163,547)	-
Items not affecting cash		
Amortization	120,471	129,189
Non-cash interest expense	(1,503)	32,021
Future income taxes	(117,836)	(74,232)
Realized currency translation adjustments	6,883	(622)
Interest rate and foreign currency swap losses net of settlements	34,790	105,366
Investment gains, losses, and write-downs	(102,490)	(1,527)
Loss on debt extinguishment	117,401	43,992
Goodwill and asset impairment	-	51,035
Amortization and write-down of film and television programs	-	6,163
Pension expense	8,336	8,254
Minority interest	102,067	96,597
Earnings of equity accounted affiliates	(2,612)	(2,043)
Foreign exchange (gains) losses	6,650	(10,407)
Stock compensation expense	3,943	3,073
	181,465	398,865
Changes in non-cash operating accounts (note 16)	(76,177)	82,054
Cash flows from operating activities of continuing operations	105,288	480,919
Cash flows from operating activities of discontinued operations	11,646	55,889
Cash flows from operating activities	116,934	536,808
Investing Activities		
Other investments	(2,736)	426
Investment in broadcast licences	(2,655)	(2,182)
Acquisitions (note 2)	(86,078)	(19,487)
Proceeds from sales of discontinued operations (notes 2 and 15)	181,614	13,742
Proceeds from sale of other investments (note 3)	9,300	2,171
Proceeds from issuance of partnership units (note 2)	514,856	-
Proceeds from sale of property, plant and equipment	1,963	5,035
Purchase of property, plant and equipment	(89,861)	(98,150)
Investing activities from discontinued operations	(765)	(1,041)
	525,638	(99,486)
Financing Activities		
Issuance of long-term debt, net of financing costs	943,557	142,454
Repayment of long-term debt	(1,387,049)	(501,883)
Advances of revolving facilities, net of financing costs	586,412	4,640
Settlement of swap liabilities	(354,205)	-
Swap recouponing payments	(48,726)	(41,653)
Payments of capital leases	(1,199)	(1,100)
Issuance of share capital	310	1,281
Issuance of share capital to minority interest	498	5,369
Payment of distributions to minority interest	(118,186)	(84,920)
Financing activities from discontinued operations	(7,744)	(26,794)
	(386,332)	(502,606)
Foreign exchange gain (loss) on cash denominated in foreign currencies	(2,083)	116
Net change in cash	254,157	(65,168)
Cash – beginning of year	28,947	94,115
Cash – end of year	283,104	28,947

The notes constitute an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31 (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1. SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in conventional television, out-of-home advertising, publications, specialty cable channels, and websites in Canada, New Zealand, Australia, and Turkey. The Company's operating segments include television, publications and interactive operations, radio and outdoor advertising. In Canada, the television segment includes the operation of the Global Television Network, TVtropolis and various other conventional and specialty channels. The Australian television segment includes TEN Group Pty Limited's ("TEN Group") TEN Television Network ("Network TEN"). The Canadian publications and interactive segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the *National Post*, as well as operation of the canada.com web portal and other web-based operations. The Company's ownership of the publications and interactive operations, excluding the *National Post*, is held through CanWest MediaWorks Limited Partnership ("Limited Partnership"). The New Zealand television segment includes CanWest MediaWorks (NZ) Limited's 3 and C4 television networks. The New Zealand radio segment includes CanWest MediaWorks (NZ) Limited's RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Turkey radio segment is comprised of four radio brands: Super FM, Metro FM, Joy FM and Joy Turk FM. The Australian outdoor advertising segment includes Eye Corp Pty Limited ("Eye Corp"), an outdoor advertising operation which is wholly owned by TEN Group. The Company's economic interest in the Limited Partnership, TEN Group and CanWest MediaWorks (NZ) Limited is 74.2%, 56.4% and 70%, respectively. Corporate and Other includes various investments in media operations and corporate costs.

The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publications and interactive revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 25.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries and the Company's pro rata share of the assets, liabilities, and results of operations of Mystery (50%) and Metro (33%) (effective March 2005). The Company has determined that it is the primary beneficiary of TEN Group. The Company owns approximately 14.4% of the issued ordinary shares and all of the convertible and subordinated debentures of TEN Group. The subordinated debentures in the amount of A$45.5 million pay interest calculated based on distributions to holders of the ordinary shares. The convertible debenture in the amount of A$45.5 thousand pays a market linked rate of interest and is convertible into ordinary shares representing 49% of the issued and outstanding shares of TEN Group upon payment of A$45.5 million. The combination of ordinary shares and subordinated debentures yield distributions equivalent to 56.4% of all distributions paid by TEN Group. In addition, as disclosed in note 2(b), the Company has determined that it is the primary beneficiary of the Turkish radio stations. Accordingly, as required by the Canadian Institute of Chartered Accountants Accounting Standards Board, Accounting Guideline 15 ("AcG-15"), *Consolidation of Variable Interest Entities*, the Company has consolidated the variable interest entities. Because the Company does not have voting control relative to these variable interest entities, it does not have free access to their assets.

INVESTMENTS

The Company accounts for investments where significant influence can be exercised, but not control, using the equity method. Other investments are recorded at cost. A provision for loss in value of investments is made when a decline in value is considered other than temporary.

INVESTMENT IN BROADCAST RIGHTS

The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. A loss is recognized when the carrying amount exceeds net realizable value.

FOREIGN CURRENCY TRANSLATION

The Company's operations in Australia, New Zealand, United Kingdom and Turkey represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders' equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Amortization is provided over the assets' estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 ½% - 5%
Machinery and equipment	4% - 50%
Leasehold and land improvements	2 ½% - 20%

ASSET RETIREMENT OBLIGATIONS

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it occurs. This obligation is subsequently adjusted for the passage of time and for any revisions to the timing or the amount required to settle the obligation. Upon initial measurement of an asset retirement obligation, a corresponding asset retirement cost is added to the carrying value of property, plant and equipment. This cost is amortized on the same basis of the related asset. Changes in the asset retirement obligation due to the passage of time and the amortization of the asset retirement cost are recorded in amortization expense.

IMPAIRMENT OF LONG-LIVED ASSETS

Impairment of long-lived assets is recognized when an event or change in circumstances causes the assets' carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss is calculated by deducting the fair value of the asset or group of assets from its carrying value.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA Handbook Section 3475, *Disposal of Long-Lived Assets and Discontinued Operations.* Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. Assets and liabilities classified as held for sale are reported separately on the balance sheet. A component of the Company that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction, and the Company will not have a significant continuing involvement in the operations of the component after the disposal transaction.

DEFERRED CHARGES

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber and advertising revenues commence. Pre-operating costs deferred in the current year amounted to $1.9 million (2005 - $3.6 million). Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

CAPITALIZATION OF INTEREST

Interest is capitalized as part of the cost of certain assets while they are being prepared for use. Interest of $4.6 million was capitalized in 2006 (2005 - $4.3 million).

INTANGIBLE ASSETS

Broadcast licences, site licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost, which, for business acquisitions, represents the fair value at the date of the acquisition.

Circulation, broadcast licences, site licences and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset. The Company utilizes a direct valuation approach in determining the fair value of intangible assets.

GOODWILL

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss.

REVENUE RECOGNITION

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast, net of any provisions for viewer shortfalls. Subscription and advertising revenues from publications activities is recognized when the newspaper is delivered. Revenues derived from out-of-home advertising are recognized over the period the advertisement is being displayed. Subscription revenues for news, business research and corporate financial information services are recognized on a straight-line basis over the term of the subscription or relevant contract.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue on the balance sheet.

INCOME TAXES

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on undistributed earnings of TEN Group and CanWest MediaWorks (NZ) Limited are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations, other than TEN Group and CanWest MediaWorks (NZ) Limited, are not provided as such earnings are expected to be indefinitely reinvested.

INVENTORY

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

PENSION PLANS AND POST-RETIREMENT BENEFITS

The Company maintains a number of defined benefit and defined contribution pension and other post-retirement defined benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management's estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. Transitional obligations are amortized on a straight-line basis over the average remaining service life of the employees expected to receive benefits under the plans as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 12 years (2005 – 14 years). The average remaining service period of the employees covered by the post-retirement defined benefit plans is 16 years (2005 – 15 years). The Company also maintains post-retirement defined benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees. For the defined contribution plans, the pension expense is the Company's contribution to the plan.

CASH AND CASH EQUIVALENTS

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

SHARE-BASED COMPENSATION

The Company has share-based compensation plans as described in note 10. In addition, certain subsidiaries have share-based compensation plans. The Company utilizes the fair value approach to account for stock options issued subsequent to August 31, 2003. The fair value of share-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. The Company records a dilution gain or loss into income when a subsidiary issues its shares or units under their plans. No compensation expense was recorded for stock options issued prior to August 31, 2003. The Company's proforma results, reflecting the fair value based method of accounting for stock-based compensation, are disclosed in note 10.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments, up to the principal balance of the hedged item, are used to reduce foreign currency and interest rate risk on the Company's debt. Derivative financial instruments in excess of the principal balance of the hedged item are accounted for at fair value. The Company does not enter into financial instruments for trading or speculative purposes. The Company's policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument. In the event of early extinguishment of the debt obligations, the Company may continue to hold the related derivative financial instruments. The realized or unrealized gain or loss from these swaps is recognized in earnings, and the swaps are recorded on the balance sheet at fair value. Subsequent changes in the fair value of overhanging swaps are recognized in earnings. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest rate and foreign currency swap losses.

Interest rate swap agreements are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt that is hedged by cross-currency interest rate swaps at the current rate and also records the effect of the foreign currency exchange rate implicit in the swap agreement.

Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized over the remaining term of the underlying debt as an adjustment to interest expense.

RECLASSIFICATION OF PRIOR YEAR AMOUNTS

Certain prior year amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

CHANGES IN ACCOUNTING POLICIES

During the year, the Company applied the interpretations of The Canadian Institute of Chartered Accountants Emerging Issues Committee abstract 159 *Conditional Asset Retirement Obligations* ("EIC 159"). Under EIC 159, a liability should be recognized if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation. The Company has determined that it has conditional asset retirement obligations related to certain of its transmission facilities, and accordingly, has recognized a liability in the year. The change has been accounted for retroactively with restatement. The impact of the change has increased the cost of property plant and equipment by $1.3 million (as at August 31, 2005 - $1.3 million), increased accumulated amortization by $0.6 million (as at August 31, 2005 - $0.5 million), increased future tax asset by $0.2 million (as at August 31, 2005 - $0.2 million), increased asset retirement obligation by $3.8 million (as at August 31, 2005 - $3.6 million), decreased future income taxes liability by $0.8 million (as at August 31, 2005 - $0.8 million), decreased minority interest by $0.1 million (as at August 31, 2005 - $ 0.1 million), increased amortization expense for the year ended August 31, 2006 by $0.2 million (2005 - $0.2 million), a nominal decrease in future tax expense for year ended August 31, 2006 (2005 - $0.1 million), and decreased net earnings for the year ended August 31, 2006 by $0.2 million (2005 - $0.1 million), with no impact on the basic or diluted earnings per share for years ended August 31, 2006 and 2005. Opening retained earnings for the year ended August 31, 2006 has been decreased by $1.8 million (2005 - $1.7 million).

The Canadian Institute of Chartered Accountants Emerging Issues Committee of the Accounting Standards Board has issued EIC 161, *Discontinued Operations* ("EIC 161"). EIC 161 addresses the allocation of interest expense to discontinued operations based on the principal amount of debt that will or could be paid with the proceeds from the sale of such operations. EIC 161 also specifies that general corporate overhead expenses may not be allocated to discontinued operations. EIC 161 applies to all disposals transactions initiated after April 12, 2006 and may be applied prospectively or retroactively. The Company applied EIC 161 prospectively and it did not have an impact on the Company's results of operations or financial position.

Proposed accounting policies

The Canadian Institute of Chartered Accountants Accounting Standards Board issued CICA 3855, *Financial Instruments - Recognition and Measurement*, CICA 3865, *Hedges*, and CICA 1530, *Comprehensive Income*, which will be applied by the Company for its fiscal years beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

The Canadian Institute of Chartered Accountants Emerging Issues Committee of the Accounting Standards Board has issued EIC 162, *Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date*, ("EIC 162") which will be applied by the Company in the first interim period ending subsequent to December 31, 2006. EIC 162 prescribes that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date. In addition, if the employee is eligible for retirement on the grant date, the entire stock-based compensation expense should be recognized on the grant date. The Company is currently considering the impact of the adoption of such standards.

2. ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

(a) On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture) for $12.5 million (A$13.4 million). In addition on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited) for $7.0 million (A$7.8 million). The principal business activities of these companies are the sale of outdoor advertising.

Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets	5,872
Property, plant and equipment	5,224
Site licences	3,931
Goodwill	9,633
Liabilities	(1,607)
	23,053
Consideration:	
Cash	19,487
Carrying value of investment at date of acquisition	3,566
	23,053

(b) On April 14, 2006, the Company completed its investments in Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $73.6 million. The principal business activity of these companies is the operation of radio stations and the operations will be presented in the Turkey radio segment. The Company has a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. The Company provided financing to a third party to indirectly acquire its equity interest in each station and also holds an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with the Turkish foreign ownership restrictions. The Company has entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis. As a result of our equity interest, financing of the purchase and operational agreements, the Company has determined that it is the primary beneficiary as defined by CICA handbook's Accounting Guideline 15, *Consolidation of Variable Interest Entities*, of these radio stations and accordingly, the Company has consolidated the results of these acquisitions. A summary of the fair values of the assets and liabilities acquired is as follows:

Property, plant and equipment	240
Goodwill	12,785
Broadcast licences	60,738
Liabilities	(172)
	73,591

(c) During 2006, Eye Corp completed the following transactions:

i. On July 1, 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited.
ii. On July 1, 2006, Eye Corp acquired 100% of Outdoor Plus Pty Limited.
iii. On June 14, 2006, Eye Corp acquired 100% of the operations of Eye Corp (USA) Inc. (formerly Media Choice).

The total consideration for these acquisitions was $14.6 million (A$17.3 million) consisting of cash of $12.5 million (A$14.8 million) and deferred consideration of $2.1 million (A$2.5 million) which will be paid within one year. The principal business activities of these companies are the sale of out-of-home advertising. Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets	55
Property, plant and equipment	3,463
Site licences	2,995
Goodwill	8,993
Liabilities	(925)
	14,581
Consideration:	
Cash	12,487
Deferred cash consideration	2,094
	14,581

DIVESTITURES

(d) On October 13, 2005, the Company transferred its net assets and operations of its newspaper and interactive operations (excluding the *National Post*) and certain shared service operations, which provide customer support and administrative services to the Company, (the "publications group"), and to a new entity, the Limited Partnership. In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

Concurrently, the CanWest MediaWorks Income Fund (the "Fund") closed its initial public offering ("IPO") of units and invested the proceeds in units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $35.2 million and were paid by the Limited Partnership.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion and drew $830.0 million on the credit facilities.

The Limited Partnership utilized the initial proceeds of the issuance of the units to the Fund and $822.5 million in drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

Approximately 26% of the Company's units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions. The subordination period ends October 31, 2007, at which time these units will have the same terms and conditions as the other partnership units. As a result of the transaction, the Company recorded a dilution gain of $101.4 million (note 14).

(e) On August 31, 2006, the Company completed the sale of its Ireland television segment (see note 15). The Company recorded disposition of goodwill, other assets and liabilities related to Ireland television segment of $3.9 million, $15.4 million and $11.8 million, respectively.

3. OTHER INVESTMENTS

	2006	2005
Investments in private companies - at cost	3,389	12,715
Investments - equity method	14,501	10,344
	17,890	23,059

In November 2004, the Company received proceeds of $2.2 million from the liquidation of an investment in a private company, resulting in an investment gain of $2.2 million as the investment was previously written off as a result of impairment.

In January 2006, the Company invested $2.3 million (US $2.0 million) for a 30% ownership interest in a U.S. weekly opinion magazine. The Company accounts for this investment using the equity method.

In 2006, the Company sold an investment in a private company for $9.3 million and recorded a nominal gain on this transaction.

4. PROPERTY, PLANT AND EQUIPMENT

	2006 Cost	2006 Accumulated Amortization	2006 Net	2005 Cost	2005 Accumulated Amortization	2005 Net
Land	65,055	–	65,055	62,421	–	62,421
Buildings	207,449	48,937	158,512	203,339	40,509	162,830
Machinery and equipment	983,661	532,943	450,718	937,313	477,790	459,523
Leasehold and land improvements	37,270	18,857	18,413	38,968	18,403	20,565
	1,293,435	600,737	692,698	1,242,041	536,702	705,339

The net book value of property, plant and equipment located in Canada was $574.8 million (2005 - $586.2 million), in Australia $75.2 million (2005 - $75.5 million) and in other foreign jurisdictions was $42.7 million (2005 - $43.6 million).

During 2006, the Company had no additions related to assets under capital leases.

The Company has assets under capital leases with original cost of $19.2 million (2005 - $19.2 million) and accumulated amortization of $1.6 million (2005 - $1.0 million).

5. GOODWILL

	2005	Additions	Divestitures	Other	2006
Operating segment					
Publications and Interactive - Canada	1,694,792	–	–	–	1,694,792
Television - Canada	481,341	–	–	–	481,341
Television - Network TEN	31,011	–	–	(2,024) [4]	28,987
Television - New Zealand	42,893	–	–	(5,194) [4]	37,699
Radio - New Zealand	99,873	–	–	(11,945) [4]	87,928
Radio - Turkey	–	12,785 [6]	–	(1,185) [4]	11,600
Outdoor - Australia	70,941	8,993 [7]	–	(4,132) [4]	75,802
Total	2,420,851	21,778	–	(24,480)	2,418,149

	2004 Revised [5]	Additions	Divestitures	Other	2005 Revised [5]
Operating segment					
Publications and Interactive - Canada	1,736,595	–	–	(41,803) [2],[3]	1,694,792
Television - Canada	481,876	–	–	(535) [3]	481,341
Television - Network TEN	32,395	–	–	(1,384) [4]	31,011
Television - New Zealand	44,868	–	–	(1,975) [4]	42,893
Radio - New Zealand	105,823	–	–	(5,950) [4]	99,873
Radio - Turkey	–	–	–	–	–
Outdoor - Australia	63,853	9,633 [1]	–	(2,545) [4]	70,941
Total	2,465,410	9,633	–	(54,192)	2,420,851

(1) Increase in goodwill related to TEN Group's acquisitions of Eye Shop Pty Limited and Eye Drive Melbourne Pty Limited (note 2).

(2) Decrease in goodwill of the publications and interactive segment related to the *National Post*. Through its annual goodwill impairment testing the Company determined that the fair value of the *National Post* was less than its book value. As a result the Company recorded a goodwill impairment of $41.4 million. In addition, the value of intangible assets related to *National Post* circulation was determined to be impaired (see note 6). The impairments resulted from the incurrence of successive years of operating losses in this business unit and its failure to achieve the profitability targets set out in its business plans.

(3) Decrease in goodwill related to an adjustment to reflect the reversal of certain unutilized restructuring provisions.

(4) Decrease in goodwill related to fluctuations in currency translation rates.

(5) During the divestiture of a portion of our Canadian publications and interactive segment (note 2), the Company determined that $29.0 million of goodwill relating to future taxes on the acquisition of this segment were previously reported in the Canadian television segment. As a result, the goodwill has been retroactively restated by increasing the Canadian publications and interactive goodwill by $29.0 million and decreasing the Canadian television goodwill by $29.0 million. The opening amounts have been revised to reflect the classification of Ireland as a discontinued operation (note 15).

(6) Increase in goodwill related to the Company's acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM radio stations in Turkey (note 2). The goodwill related to this acquisition is deductible for tax in Turkey and has a tax value of $11,422.

(7) Increase in goodwill is related to Eye Corp's acquisitions of the remaining 50% of Eye Outdoor Pty Limited, Outdoor Plus Pty Limited and Eye Corp (USA) Inc. (formerly Media Choice) (note 2).

6. INTANGIBLE ASSETS

	2006 Cost	2006 Accumulated Amortization	2006 Net	2005 Cost	2005 Accumulated Amortization	2005 Net
Finite life:						
Circulation and other	126,766	88,195	38,571	126,766	78,099	48,667
Broadcast and site licences	45,588	6,858	38,730	44,750	5,336	39,414
	172,354	95,053	77,301	171,516	83,435	88,081
Indefinite life:						
Broadcast licences			757,769			715,151
Newspaper mastheads			338,886			338,886
			1,096,655			1,054,037
Total intangible assets			1,173,956			1,142,118

During the year, the Company acquired the operations of radio stations in Turkey (note 2) and recorded indefinite life broadcast licences in the amount of $60.7 million related to these acquisitions. In addition, during the year, as a result of the acquisitions, Eye Corp acquired $3.0 million of site licences (note 2).

During 2005, an impairment loss of $9.6 million (net of accumulated amortization of $1.1 million) relating to finite-lived intangible assets classified as circulation and other was recorded (note 5(2)). The impairment related to the Canadian publications and interactive segment.

Amortization of intangible assets of $12.4 million was recorded in 2006 (2005 - $20.3 million).

CanWest MediaWorks (NZ) Limited intends to formalize a commitment to renew its radio broadcasting licences from the New Zealand Government for the years from 2011 to 2031. Although to date no formal contract has been entered into, it estimated that an amount of approximately NZ$ 40.0 million will be payable in 2011.

7. LONG-TERM DEBT

	Interest Rate (1)	2006	Interest Rate (1)	2005
Senior secured credit facility (2)	7.3%	422,249	-	-
Senior secured credit facility (2)	-	-	6.7%	346,100
Senior unsecured notes (3)	7.6%	277	6.5%	237,420
Senior subordinated notes (4)	-	-	7.5%	549,632
Senior subordinated notes (5)	8.5%	872,031	6.8%	936,967
CanWest MediaWorks Limited Partnership Secured Credit Facility (6)	5.3%	825,000	-	-
Term bank loan NZ$185,000 (2005 - NZ$187,802) (7)	7.5%	133,977	7.3%	154,824
Unsecured bank loan AUS$170,000 (2005 - AUS$180,000) (8)	6.6%	143,514	6.2%	160,794
Senior unsecured notes US$125,000 (2005 - US$125,000) (9)	7.2%	138,320	7.0%	148,609
Senior notes AUS$150,000 (10)	6.8%	126,630	-	-
Other	3.0%	4,250	3.0%	4,250
		2,666,248		2,538,596
Effect of foreign currency swap		104,937		356,241
Long-term debt		2,771,185		2,894,837
Less portion due within one year		(4,250)		(8,747)
Long-term portion		2,766,935		2,886,090

(1) The effective interest rate as at August 31 gives effect to interest rate swaps.

(2) In October 2005, the Company obtained a new $500 million revolving term senior secured credit facility and retired its previous senior secured credit facility. Debt with a book value of $526.4 million was settled for cash of $526.4 million. In addition, deferred financing costs of $6.0 million relating to this facility were written off resulting in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. As a result of the settlement of this debt, the Company realized a loss of $46.3 million, net of tax of $25.4 million, related to the associated interest rate and cross-currency interest rate swaps. During the year the senior secured credit facility was amended to increase the amount available to $600 million and to revise certain of the financial covenants. As at August 31, 2006, the Company had $150.0 million, net of letters of credit of $28.0 million. The revolving facility matures September 2010 and is subject to certain restrictions and bears interest at banker's acceptance rates plus a margin. This facility is secured by substantially all of the Company's directly held assets including the assets of its Canadian broadcast operations, the *National Post*, partnership units of CanWest MediaWorks Limited Partnership, shares of CanWest MediaWorks (NZ) Limited and shares and debentures of TEN Group Pty Limited.

Following year end, in September 2006 the Company applied $179 million in proceeds from the sale of TV3 Ireland to reduce the balance outstanding under the facility; concurrently the total availability under the facility was reduced to $513 million.

(3) The US$0.3 million senior unsecured notes mature in April 2013 and bear interest at 7.625%. The notes are redeemable at the Company's option, in whole at any time or in part from time to time, on or after April 15, 2008. In October 2005, debt with a book value of $233.8 million (US$199.8 million) was retired for cash of $258.9 million. Deferred financing and other costs of $6.3 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $21.4 million, net of tax of $10.0 million. In November 2005, the related foreign currency interest rate swaps were settled for cash of $84.8 million, resulting in a swap loss of $22.0 million, net of tax of $12.1 million.

(4) In October 2005, the senior subordinated notes with a book value of $532.0 million, including all the loans held by the majority shareholder of the Company, was retired for cash of $590.8 million. Deferred financing and other costs of $20.7 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $54.2 million, net of tax of $25.3 million. The Company also settled the associated foreign currency interest rate swaps for cash of $169.3 million and recorded a swap loss of $12.5 million, net of tax of $6.9 million. In June 2006, the remaining notes payable with a book value of $9.7 million were settled for cash of $10.2 million. The transaction resulted in a loss on debt retirement of $0.3 million, net of tax of $0.2 million.

(5) US$761.1 million senior subordinated notes are due in 2012 and bear interest at 8.0%. The notes rank junior to the Company's senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company's option on or after September 15, 2009. The Company has entered into a US$761.1 million foreign currency interest rate swap resulting in floating interest rates on these notes at interest rates based on bankers acceptance rates plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

In November 2004, the Company settled its 12.125% junior subordinated notes through the issuance of its 8% senior subordinated notes. The difference between the fair value of the new notes and the book value of the junior subordinated notes, together with certain other costs of settling the debt totaling $44 million, was charged to earnings for the year ended August 31, 2005 as a loss on debt extinguishment.

(6) CanWest MediaWorks Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in October 2010, and is subject to certain restrictions and bears interest at banker's acceptance rate plus a margin. The non-revolving facility matures in October 2010 and bears interest at banker's acceptance rates plus a margin. The Limited Partnership has drawn $825.0 million on its non-revolving facility and nil on its revolving facility. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5.3%.

(7) These credit facilities provide for revolving working capital and revolving term loans in the amount of NZ$25.0 million and NZ$200.0 million, respectively, and are subject to a negative pledge deed. The working capital facility matures July 2007 and the term facility matures July 2009. At August 31, 2006 NZ$185.0 million (August 31, 2005 - NZ$186.8 million) was drawn on the revolving term facility and nil was drawn under the working capital facility (August 31, 2005 - NZ$1.0 million). The debt bears interest at floating rates. The Company has entered into interest rate swaps to fix the interest payments on NZ$165.0 million of its New Zealand term bank loan resulting in an effective interest rate of 7.5% with expiry dates from September 2006 to July 2010.

(8) Credit facility provides for a maximum of $590.1 million (AUS$700.0 million) in advances. At August 31, 2006 the TEN Group had drawn AUS$170.0 million against this facility leaving an availability of AUS$530.0 million. The debt bears interest at floating rates and matures in December 2008.

(9) The US$125.0 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125.0 million foreign currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:AUS$1.6807.

(10) In December 2005, TEN Group completed a private placement of floating rate unsecured senior notes due December 2015 in the amount of AUS$150 million.

Under its Senior Secured Credit facility, the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500.0 million as at August 31, 2006). There were also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $118.5 million during 2006 (2005 - $97.0 million), $69.8 million (2005 - $55.3 million) of this recouponing payment related to overhanging swaps, and accordingly, was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or changes in interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long-term debt, based on terms existing at August 31, 2006 over the next five years, are:

Year ending August 31, 2007	4,250
2008	–
2009	277,491
2010	–
2011	1,247,249

8. INTEREST RATE AND FOREIGN CURRENCY SWAP LIABILITIES

The Company has entered into interest rate swaps and foreign currency interest rate swaps for which it has not utilized hedge accounting as a result of the early extinguishments of the related debt obligations. The Company records these swaps at their fair value at each balance sheet date. Changes in the fair value is charged or credited to earnings as interest rate and foreign currency swap losses. The following are the key terms and the fair value of each swap. Certain swaps contracts with the same terms have been grouped.

For the year ended August 31, 2006 the Company recorded foreign currency swap losses of $138.6 million (2005 - $121.1 million).

Type of swap	Maturity	Notional Amount as at Aug. 31, 2006	Fair Value as at Aug. 31, 2006	Notional Amount as at Aug. 31, 2005	Fair Value as at Aug. 31, 2005
Floating to fixed interest rate swaps	November 2006	50,000	237	150,000	2,265
Floating to fixed interest rate swaps	Various to August 2009	47,285	2,933	32,764	3,494
Floating to fixed interest rate swaps	November 2009	250,000	19,714	250,000	32,129
Floating to fixed interest rate swaps	Various to December 2014	219,492	(2,656)	254,490	2,264
		(AUS$260,000)	(AUS$3,147)	(AUS$285,000)	(AUS$2,534)
Floating to fixed foreign currency swap	Various to August 2009	520,135	119,288	618,559	174,923
Total net fair value			139,516		215,075

The total fair value is recorded on the balance sheet as follows:

	2006	2005
Total liabilities	142,172	215,075
Total assets	(2,656)	-
Total fair value	139,516	215,075

9. OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into capital leases with future minimum lease payments for the years ended August 31 as follows:

2007	4,890
2008	3,529
2009	3,868
2010	3,654
2011	3,808
Thereafter	1,560
Total minimum lease payments	21,309
Amount representing interest (at rates of 5.9% to 9.6%)	(5,208)
Present value of minimum capital lease payments	16,101
Less current portion of obligations under capital leases	(3,640)
	12,461

Interest expense recorded on the obligations under capital leases was $1.4 million (2005 - $1.4 million).

10. CAPITAL STOCK

AUTHORIZED

Authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share with certain limitations. Under certain conditions, the series 1 preference shares carry preferential voting rights pertaining to the election of up to two directors of the Company. Each series 1 preference share is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

Series 2 preference shares are not eligible to vote, and at the option of the Company, are redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation or wind-up and have no right to vote separately as a class.

At August 31, 2006, and August 31, 2005, there were no series 1 or series 2 preference shares outstanding.

	2006	2005
Issued		
76,785,976 multiple voting shares (2005 - 76,785,976)	3,199	3,199
99,133,417 subordinate voting shares (2005 - 98,813,655)	828,548	824,543
1,511,811 non-voting shares (2005 - 1,795,092)	18,472	22,167
	850,219	849,909

Changes in outstanding share capital during the two years ended August 31, 2006 were as follows:

	Number of shares	$
Multiple voting share capital:		
Balance - August 31, 2005 and 2006	76,785,976	3,199
Subordinate voting share capital:		
Balance - August 31, 2004	98,667,438	820,625
Changes pursuant to:		
Share purchase plans	25,711	371
Exercise of stock options	89,242	901
Redeemed fractions	(4)	-
Conversion from non-voting shares - net	31,268	2,646
Balance - August 31, 2005	98,813,655	824,543
Changes pursuant to:		
Share purchase plans	19,021	183
Exercise of stock options	17,231	125
Redeemed fractions	(1)	-
Conversion from non-voting shares - net	283,511	3,697
Balance - August 31, 2006	99,133,417	828,548
Non-voting share capital:		
Balance - August 31, 2004	1,825,718	24,804
Changes pursuant to:		
Share purchase plans	642	9
Conversion to subordinate voting shares - net	(31,268)	(2,646)
Balance - August 31, 2005	1,795,092	22,167
Changes pursuant to:		
Share purchase plans	300	2
Conversion to subordinate voting shares - net	(283,511)	(3,697)
Balance - August 31, 2006	1,511,881	18,472

SHARE COMPENSATION PLANS

The Company's Board of Directors has approved share compensation plans, the purpose of which is to provide employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company through the granting of options and share purchase loans. At any time, the number of subordinate voting and non-voting shares reserved and set aside for purposes of the plans may not exceed 10% of the issued shares of the Company.

Options vest over a five or six-year period are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. The exercise price represents the market trading price at the date on which the option was granted.

Under management and employee share purchase plans, employees may purchase subordinate voting shares or non-voting shares from treasury at the market trading price using non-interest bearing short-term loans provided by the Company. The shares are held as collateral by a trustee until the loans are repaid.

The Company adopted the fair value method of accounting for share-based compensation on a prospective basis for options granted subsequent to September 1, 2003, resulting in compensation expense and a credit to contributed surplus of $1.8 million for the year ended August 31, 2006 (2005 - $2.5 million). The fair value of the options granted during the year ended August 31, 2006 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2005 - nil), an expected volatility of 31% (2005 - 42%), risk free interest rates of 4.0% (2005 - 4.2%) and an expected life of seven years (2005 - seven years).

The total fair value of 982,750 stock options granted by the Company in the year ended August 31, 2006 with a weighted average exercise price of $10.10 per option was $4.1 million, a weighted average fair value per option of $4.17. During the year ended August 31, 2005, 1,177,500 stock options were granted with a weighted average exercise price of $12.06 per option, a total fair value of $6.4 million and a weighted average fair value per option of $5.44. During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the year ended August 31, 2006, the Company recorded compensation expense and a credit to contributed surplus, of $0.7 million (2005 - $0.6 million) related to these shares.

The proforma cost of share compensation expense if the Company had adopted the fair value method retroactively for the year ended August 31, 2006 would be $1.0 million (2005 - $1.3 million). A value of $0.7 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations, basic and diluted earnings per share for the year ended August 31, 2006 would have been $4.4 million, $0.02 and $0.02, respectively (2005 - $10.7 million, $0.06, and $0.06). The resulting proforma net earnings, basic and diluted earnings per share for the year ended August 31, 2006 would have been $177.7 million, $1.00 and $1.00, respectively (2005 - $9.0 million, $0.05, and $0.05).

Changes in outstanding options to purchase subordinate voting shares or non-voting shares for the two years ended August 31 were as follows:

	2006		2005	
	Options	Average Price $	Options	Average Price $
Options outstanding, beginning of year	2,494,202	13.45	2,360,483	13.74
Changes pursuant to:				
Options granted	982,750	10.10	1,177,500	12.06
Options exercised	(17,231)	7.25	(89,242)	10.10
Options expired	(280,931)	12.80	(583,113)	13.74
Options forfeited	(186,386)	11.56	(371,426)	11.25
Options outstanding, end of year	2,992,404	12.56	2,494,202	13.45
Options exercisable as at August 31	1,203,151	14.83	1,725,914	15.10

The following options to purchase subordinate voting shares or non-voting shares were outstanding and exercisable as at August 31, 2006:

Range of exercise prices $	Number outstanding	Weighted average remaining life years	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
5 - 10	221,049	6.4	7.21	147,199	7.21
10 - 15	2,179,657	8.3	11.39	504,171	12.30
15 - 20	347,213	3.6	16.21	307,296	16.35
20 - 25	240,040	1.5	22.65	240,040	22.65
25 and over	4,445	1.3	25.67	4,445	25.67
	2,992,404	7.1	12.56	1,203,151	14.83

CanWest MediaWorks (NZ) Limited has a stock option plan for certain officers and employees. CanWest MediaWorks (NZ) Limited has issued 2.7 million options in 2006 and has a total of 5.6 million options outstanding under the plan. The Company has included an expense of NZ$0.5 million for the year ended August 31, 2006 (2005 - NZ$0.5 million).

CanWest MediaWorks Limited Partnership has a performance unit plan for certain officers and employees. CanWest MediaWorks Limited Partnership has issued 0.6 million units which is equal to the entire number units issued under the plan. The Company has included an expense of $0.8 million for the year ended August 31, 2006.

11. EARNINGS PER SHARE

Basic earnings per share are calculated using the daily weighted average number of shares outstanding.

Diluted earnings per share are calculated using the daily weighted average number of shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options were granted or issued, if later. The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share:

	2006	2005
Net earnings from continuing operations	5,365	12,006
Gain on sale of discontinued operations	163,547	-
Net earnings (loss) from discontinued operations	9,760	(1,801)
Net earnings available to common shareholders	178,672	10,205
Basic weighted average shares outstanding during the year	177,421,492	177,319,675
Dilutive effect of options	324,418	328,915
Diluted weighted average shares outstanding during the year	177,745,910	177,648,590
Options outstanding that would have been anti-dilutive	1,749,854	859,609

12. CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company's investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian Dollar, New Zealand Dollar, Euro, New Turkish Lira and United Kingdom Pound Sterling currencies relative to the Canadian currency, and changes in the Company's net investment in the book values of international operations.

Changes in this account were as follows:

	2006	2005
Deferred loss, beginning of year	11,937	13,821
Deferred foreign currency losses (gains) during the year	12,402	(2,506)
Realization of translation (losses) gains due to distributions and divestitures	(6,883)	622
Deferred loss, end of year	17,456	11,937

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses as follows:

	2006	2005
Australian Dollar	9,619	9,880
New Zealand Dollar	7,587	1,498
Euro	-	559
New Turkish Lira	239	-
United Kingdom Pound Sterling	11	-
	17,456	11,937

13. INCOME TAXES

The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2006	2005
Income taxes at combined Canadian statutory rate of 34.4% (2005 - 34.9%)	12,263	44,030
Non-taxable portion of capital gains	(2,284)	(521)
Effect of valuation allowance on future tax assets	(3,682)	2,853
Effect of foreign income tax rates differing from Canadian income tax rates	(8,563)	(13,645)
Incremental taxes on debt extinguishment	-	5,652
Change in expected future tax rates	(4,541)	(2,896)
Large corporation tax and withholding tax	1,060	2,839
Non-taxable dilution gain on disposition to Limited Partnership	(45,594)	-
Limited Partnership net earnings allocated to minority interest	(15,822)	-
Non-deductible foreign exchange losses	2,641	-
Effect of uncertain tax positions	(14,461)	(10,299)
Non-deductible expenses	5,797	4,126
Goodwill impairment	-	14,546
Prior period temporary differences not previously tax effected	(218)	(6,644)
Change in Australian tax consolidation legislation	-	(17,710)
Other	(2,618)	(2,105)
Provision for (recovery of) income taxes	(76,022)	20,226

An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:

	2006	2005
Canada	(167,485)	(181,777)
Foreign	203,166	307,941
Net earnings before tax	35,681	126,164

An analysis of the provision for current and future income taxes by jurisdiction follows:

	2006	2005
Current income taxes		
Canada	(14,001)	(1,588)
Foreign	55,815	96,046
	41,814	94,458
Future income taxes		
Canada	(126,845)	(55,074)
Foreign	9,009	(19,158)
	(117,836)	(74,232)
Provision for (recovery of) income taxes	(76,022)	20,226

Significant components of the Company's future tax assets and liabilities are as follows:

	2006	2005
Future tax assets		
Non-capital loss carry-forwards	264,335	185,976
Provision for write down of investments	5,111	11,337
Accounts payable, other accruals and interest rate and foreign currency swap liability	74,220	91,353
Post-retirement benefits	14,160	14,402
Less: Valuation allowance	(94,402)	(102,573)
Total future tax assets	263,424	200,495
Future tax liabilities		
Capital cost allowances in excess of book amortization	65,073	85,869
Pension assets - net	3,534	3,505
Broadcast rights	43,409	38,590
Intangible assets	95,366	118,879
Other assets	391	16,212
Total future tax liabilities	207,773	263,055
Net future tax (asset) liability	(55,651)	62,560
Current portion of future tax asset	17,799	3,893
Long-term portion of future tax asset	178,083	54,242
Current portion of future tax liability	(43,409)	(44,663)
Net long-term future tax liability	96,822	76,032

The provision for income taxes for the year ended August 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $6.6 million ($5.8 million future income tax, and $0.8 million current income tax). The Company determined these adjustments were not material to the results of the year ended August 31, 2005 or previous years' results. The adjustments have been included in the earnings for the year ended August 31, 2005. These adjustments had the effect of increasing basic and diluted earnings per share for the year ended August 31, 2005 by $0.04 per share.

As at August 31, 2006, the Company had non-capital loss carry-forwards for income tax purposes of $908.8 million that expire as follows: 2007 - $8.3 million, 2008 - $24.8 million, 2009 - $56.2 million, 2010 - $86.2 million, 2011 - $4.2 million, thereafter - $729.1 million.

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the determination is made.

14. INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and writedowns:

	2006	2005
Dilution gain - sale of 25.8% of Limited Partnership (note 2)	101,370	-
Gain on sale of investment (note 3)	138	2,171
Dilution gain - TEN Group and CanWest MediaWorks (NZ) Limited	64	660
Other	918	(1,304)
	102,490	1,527

15. DISCONTINUED OPERATIONS

In the year ended August 31, 2004, the Company commenced a process to sell its Fireworks Entertainment Division. In July 2005, a subsidiary of the Company sold certain assets, with a book value of $16 million, and operations which comprise the Fireworks Entertainment Division's film and television program operations for net proceeds of $16 million. Proceeds of $1 million are recorded in accounts receivable as they have been held in escrow to be released over a period ending December 2007. In September 2005, a subsidiary of the Company completed the sale of the Fireworks Entertainment Division's remaining film and television program rights with a book value of $3 million for net proceeds of $3 million. As the assets were carried at their fair values, no gain or loss was recorded on these transactions. Prior to its classification as a discontinued operation the results of Fireworks Entertainment were reported in the Canadian entertainment segment.

During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. The Company completed the sale of TV3 Ireland on August 31, 2006 for net cash proceeds of $179 million, including a repayment of a loan to the Company of $3 million, and recorded a gain on sale of $164 million, net of tax of $6 million. The amount of goodwill that has been included in the gain on sale is $4 million. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland television segment. The classification of TV3 Ireland as a discontinued operation has decreased earnings from continuing operations by $11 million for the year ended August 31, 2006 (2005 - $10 million). Cash flows from operating activities of continuing operations have been decreased by $9 million for the year ended August 31, 2006 (2005 - $7 million).

During the fourth quarter, the Company commenced a process to sell its Canadian radio stations. Subsequent to year end, the Company announced that it had reached an agreement to sell its Canadian radio stations for $15 million as they were not considered core operating assets. The closing of the transaction is dependent upon obtaining regulatory approval which the Company expects will be granted within the next year. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the Canadian radio stations were reported within the Canadian television segment. The classification of the Canadian radio stations as a discontinued operation has increased earnings from continuing operations by $2 million for the year ended August 31, 2006 (2005 - $2 million). Cash flows from operating activities of continuing operations have been decreased by less than a million dollars for the year ended August 31, 2006 (2005 - nil).

The earnings from discontinued operations are summarized as follows:

	2006	2005
Revenue	41,693	96,805
Earnings (loss) from discontinued operations before tax expense	11,091	(992)
Income tax expense	1,331	809
Earnings (loss) from discontinued operations[1]	9,760	(1,801)
Earnings (loss) from discontinued operations per share (in dollars):		
Basic	$0.06	($0.01)
Diluted	$0.06	($0.01)

[1] The Company has not allocated interest on the parent company's debt to discontinued operations.

The carrying values of the net assets related to the discontinued operations are as follows:

	2006	2005
Investment in broadcast rights	-	8,136
Other current assets	621	5,220
Total current assets	621	13,356
Investment in broadcast rights	-	1,058
Other non-current assets	1,847	14,040
Total non-current assets	1,847	15,098
Debt	-	12,270
Other current liabilities	514	6,807
Total current liabilities	514	19,077
Long-term liabilities	162	2,371
Net assets	1,792	7,006

16. STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

	2006	2005
Cash generated (utilized) by:		
Accounts receivable	17,290	31,093
Investment in film and television programs	(21,715)	12,794
Inventory	171	(84)
Other current assets	(12,275)	(6,742)
Other assets	4,367	(7,754)
Accounts payable and accrued liabilities	(12,280)	27,066
Income taxes payable	(53,959)	20,795
Deferred revenue	(914)	2,556
Film and television program accounts payable	3,138	2,330
	(76,177)	82,054

The following amounts were paid on account of interest and income taxes:

	2006	2005
Interest	207,125	231,132
Income taxes	87,603	76,445

17. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations arise from legal obligations that exist for the removal of equipment or the restoration of sites upon termination of certain agreements. The asset retirement obligations are associated with transmission facilities and related structures. The asset retirement obligations, which are calculated based on the discounted future cost of the estimated cash flows required to settle the obligations, of $8.5 million are recorded in other accrued liabilities. The undiscounted amount of the estimated cash flows is approximately $14.4 million. Interest rates of 8.5% to 9.0% were used to calculate the present value of the asset retirement obligations over a period of one year to 99 years.

18. PENSION AND POST-RETIREMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post-retirement benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information on the Company's pension and post-retirement benefit plans follows:

	Pension benefits [1]		Post-retirement benefits [2]	
	2006	2005	2006	2005
Plan Assets				
Fair value - beginning of year	316,848	276,707	-	-
Actual return on plan assets	15,454	32,184	-	-
Employer contributions	21,727	15,913	865	249
Employee contributions	6,669	6,153	-	-
Benefits paid and administrative expenses	(13,950)	(14,109)	(865)	(249)
Fair value - end of year	346,748	316,848	-	-
Plan Obligations				
Accrued benefit obligation - beginning of year	445,788	366,149	45,588	34,985
Accrued interest on benefits	24,238	24,440	2,523	2,346
Current service costs	24,610	18,002	1,806	1,329
Benefits paid	(13,950)	(12,770)	(865)	(249)
Actuarial losses (gains)	1,712	49,967	(2,971)	7,177
Accrued benefit obligation - end of year	482,398	445,788	46,081	45,588
The Company's accrued benefit asset (liability) is determined as follows:				
Accrued benefit obligations	482,398	445,788	46,081	45,588
Fair value of plan assets	346,748	316,848	-	-
Plan deficits	(135,650)	(128,940)	(46,081)	(45,588)
Unamortized net actuarial losses (gains)	122,722	118,858	(3,425)	(395)
Unamortized transitional obligations	4,920	5,353	2,420	2,723
Unamortized past service costs	12,523	13,730	702	838
Accrued plan asset (liability)	4,515	9,001	(46,384)	(42,422)
Valuation allowance	(460)	(572)	-	-
Accrued net plan asset (liability), net of valuation allowance	4,055	8,429	(46,384)	(42,422)

The accrued plan asset of $27.0 million (2005 - $27.2 million) is included in long-term other assets, the accrued plan liability of $22.9 million (2005 - $18.8 million) and the accrued post-retirement plan liability is included in other long-term liabilities in the consolidated balance sheet.

Plan assets consist of:	Actual	Target
Equity securities	63.0%	60.0%
Debt securities	30.8%	40.0%
Other	6.2%	0.0%
Total	100%	100%

The pension plans have no investment in securities of CanWest entities.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of December 31, 2004. The valuation indicated that the plan had an unfunded liability. As a result, the Company is required to make additional contributions of $1.1 million annually for 15 years. The next required valuation will be as of December 31, 2005 with an expected completion date of December 2006. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2006, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, were $31.6 million (2005 - $25.1 million).

The Company's pension benefit expense is determined as follows:

	2006			2005		
	Incurred in year	Matching adjustments [1]	Recognized in year	Incurred in year	Matching adjustments [1]	Recognized in year
Current service cost	24,610	-	24,610	18,002	-	18,002
Employee contributions	(6,669)	-	(6,669)	(6,153)	-	(6,153)
Accrued interest on benefits	24,238	-	24,238	24,440	-	24,440
Return on plan assets	(15,454)	(7,766)	(23,220)	(32,184)	11,881	(20,303)
Administrative expenses	-	-	-	1,339	(1,339)	-
Transitional obligation	-	433	433	-	433	433
Past service costs	-	1,207	1,207	-	1,206	1,206
Net actuarial loss	1,712	3,902	5,614	49,967	(46,782)	3,185
Changes in valuation allowance	-	(112)	(112)	-	(150)	(150)
Benefit expense	28,437	(2,336)	26,101	55,411	(34,751)	20,660
Employer contribution to the defined contribution plan	9,028	-	9,028	8,973	-	8,973
Total pension benefit expense	37,465	(2,336)	35,129	64,384	(34,751)	29,633

The Company's post-retirement benefit expense is determined as follows:

	2006			2005		
	Incurred in year	Matching adjustments [1]	Recognized in year	Incurred in year	Matching adjustments [1]	Recognized in year
Current service cost	1,806	-	1,806	1,329	-	1,329
Accrued interest on benefits	2,523	-	2,523	2,346	-	2,346
Transitional obligation	-	303	303	-	303	303
Past service costs	-	136	136	-	135	135
Net actuarial loss (gain)	(2,971)	3,030	59	7,177	(7,535)	(358)
Total post-retirement benefit expense	1,358	3,469	4,827	10,852	(7,097)	3,755

	Pension benefits		Post-retirement benefits	
	2006	2005	2006	2005
Significant actuarial assumptions in measuring the Company's accrued benefit obligations as at June 30 are as follows:				
Discount rate	5.75%	5.35%	5.75%	5.35%
Rate of compensation increase	3.70%	3.00%	-	-
Significant actuarial assumptions in measuring the Company's benefit costs as at June 30 are as follows:				
Discount rate	5.35%	6.50%	5.35%	6.50%
Expected long-term rate of return on pension plan assets	7.25%	7.25%	-	-
Rate of compensation increase	3.00%	3.50%	-	-

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2007, the expected long-term rate of return on plan assets will continue to be 7.25%, based on the investment mix, current yields and experience. In 2007, the Company expects to contribute $19.6 million to its defined benefit pension plans and $1.0 million to its other post-retirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31, 2007	14,954
2008	16,870
2009	18,740
2010	20,876
2011	23,183
2012-2016	160,746

(1) As at August 31, 2006 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $321.0 million (2005 - $309.9 million) and aggregate benefit obligations of $460.7 million (2005 - $439.1 million).

(2) Post-retirement plans are non-contributory and include health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post-retirement health and life plans were 10.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2011 and 2014, respectively. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.7 million and $6.5 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.6 million and $5.1 million, respectively.

(3) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

19. FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Short-term assets	737,556	737,556	511,568	511,568
Other investments	17,890	23,753	23,059	25,619
Short-term liabilities	515,060	515,060	592,376	592,376
Long-term debt	2,666,248	2,604,785	2,538,596	2,762,378
Obligations under capital leases	16,101	16,101	17,300	17,300
Other long-term accrued liabilities	119,285	119,285	104,787	104,787
Interest rate and cross-currency swap net liabilities	244,453	329,511	516,175	634,828

The fair values of short-term assets and liabilities, which include cash, accounts receivable, accounts payable and accrued liabilities, income taxes payable and broadcast rights accounts payable, approximate their fair values due to the short-term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements and comparable valuations for non-listed securities.

The fair value of long-term debt subject to floating interest rates approximates its carrying value. The fair value of long-term debt, subject to fixed interest rates, is estimated by discounting future cash flows and using market prices of the publicly traded debt, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of the obligations under capital leases approximate their carrying values as interest rates for similar leases have not changed significantly.

The fair values of other long-term liabilities, including broadcast rights accounts payable, approximate their carrying values.

The fair values of interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

CREDIT RISK

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

INTEREST RATE RISK

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 8.

20. JOINTLY CONTROLLED ENTERPRISES

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in joint ventures:

	2006	2005
Balance Sheets		
Assets		
Current assets	2,148	1,163
Long-term assets	415	530
	2,563	1,693
Liabilities		
Current liabilities	405	1,905
Long-term liabilities	3,772	-
	4,177	1,905
Statements of loss		
Revenue	4,789	2,764
Expenses	6,457	4,022
Net loss	(1,668)	(1,258)
Statements of cash flows		
Cash generated (utilized) by:		
Operating activities	(3,139)	(266)
Investing activities	(144)	(144)
Financing activities	4,040	-
Net increase (decrease) in cash	757	(410)

21. RELATED PARTY TRANSACTIONS

In October 2005, the Company settled notes held by CanWest Communications Corporation, the Company's parent at that date, with a book value of $49.7 million (US$41.9 million) under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. During 2006, interest expense related to this debt totaled $0.7 million (2005 - $6.0 million).

A company affiliated with our controlling shareholders owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. During 2006, rent paid to this company amounted to $1.1 million (2005 - $1.1 million) and is included in selling, general and administrative expenses. In addition, the Company has included $0.5 million of building development expenses payable to this company in selling general and administrative expenses. The obligations under these operating leases of $1.1 million continue until August 2010.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

22. CONTRACT TERMINATION

Effective April 2005, the Company terminated the agreement under which the Company received management services from The Ravelston Corporation Limited ("Ravelston"). The agreement provided for annual payments of $6.0 million to Ravelston as well as the payment of a fee upon termination. In August 2005, the Company and RSM Richter Inc., in its capacity as interim receiver, receiver manager and monitor of Ravelston, received Court approval for a termination payment in the amount of $12.8 million, which was paid in September 2005. This charge was recorded in operating expenses for year ended August 31, 2005.

23. COMMITMENTS, CONTINGENCIES AND GUARANTEES

COMMITMENTS

(a) The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that the commitments related to these agreements will result in annual broadcast rights payments as follows:

2007	388,016
2008	166,366
2009	117,719
2010	118,311
2011	118,804

(b) For the year ended August 31, the Company's future minimum payments under the terms of its operating leases are as follows:

2007	88,048
2008	72,119
2009	64,971
2010	55,744
2011	48,171
Thereafter	154,523

(c) As part of the joint venture agreement with Metro International S.A. and Torstar Corporation, the Company has agreed to fund its proportionate share of capital requirements and operating losses up to a prescribed limit per city. Currently, the Company has agreed to the launch of Metro in four cities with the aggregate amount of the commitment being $9.8 million, of which $4.0 million has been funded.

CONTINGENCIES

(d) The Company has requested arbitration related to $94.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively "Hollinger") related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $108.3 million by the Company. The outcome and recoverability of this claim is not determinable.

(e) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its defense, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders' interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

(f) CanWest MediaWorks (NZ) Limited has received a Statement of Position from the New Zealand Inland Revenue covering the years 2002 to 2004 that proposes a potential tax liability of NZ$14.4 million on the treatment of its optional convertible notes. A Notice of Proposed Adjustment is an instrument through which the New Zealand Inland Revenue advises a taxpayer that it is considering amending its tax assessment from that in the tax return and is not a confirmation of liability. CanWest MediaWorks (NZ) Limited is confident that the tax treatment that it has applied to the notes is correct and does not believe that any material additional tax liability will result and CanWest MediaWorks (NZ) Limited intends to dispute the proposed adjustments.

(g) The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

GUARANTEES

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has $30 million in directors' and officers' liability insurance coverage.

24. SEGMENTED INFORMATION

The Company operates primarily within the publications and interactive, television, radio and outdoor advertising industries in Canada, Australia, New Zealand and Turkey. Segmented information has been retroactively revised to reflect the Company's classification of the Ireland television and Canadian radio as discontinued.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegment sales and purchases as if the sales and purchases were with third parties.

Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

	Revenue [1]		Segment operating profit		Total assets		Capital expenditures	
Operating Segments	2006	2005	2006	2005	2006	2005	2006	2005
Publications and Interactive - Canada	1,258,455	1,228,851	248,429	254,875	2,749,774	2,669,128	22,087	21,765
Television								
Canada	656,275	696,106	31,487	126,425	1,365,867	1,378,266	36,028	21,329
Australia - Network TEN	656,306	783,315	197,229	293,528	581,977	604,661	12,806	9,065
New Zealand	108,886	122,995	25,939	30,110	105,400	115,991	5,899	5,953
	1,421,467	1,602,416	254,655	450,063	2,053,244	2,098,918	54,733	36,347
Radio								
New Zealand	83,926	93,428	23,990	26,392	127,508	138,584	4,437	4,508
Turkey	5,726	-	2,610	-	72,672	-	335	-
	89,652	93,428	26,600	26,392	200,180	138,584	4,772	4,508
Outdoor - Australia	109,051	107,790	19,593	23,173	171,455	147,443	7,572	7,036
Corporate and other [2]	-	-	(39,928)	(32,065)	465,687	247,783	697	28,494
Discontinued operations	-	-	-	-	2,468	28,454	-	-
	2,878,625	3,032,485	509,349	722,438	5,642,808	5,330,310	89,861	98,150

	2006	2005
Ravelston management contract termination	-	(12,750)
	509,349	709,688
Amortization of intangibles	12,423	20,341
Amortization of property, plant and equipment	94,171	90,943
Other amortization	7,383	5,197
Operating income	395,372	593,207
Interest expense	(194,216)	(251,120)
Interest income	2,510	2,766
Amortization of deferred financing costs	(6,494)	(12,708)
Interest rate and foreign currency swap losses	(138,639)	(121,064)
Foreign exchange gains (losses)	(7,941)	8,583
Investment gains, losses and write-downs	102,490	1,527
Goodwill impairment	-	(41,406)
Asset impairment	-	(9,629)
Loss on debt extinguishment	(117,401)	(43,992)
Earnings before income taxes	35,681	126,164

(1) Represents revenue from third parties. In addition, the following segments recorded intercompany revenues: Canadian television - $1.6 million (2005 - $1.0 million) Canadian publications and interactive $3.3 million (2005 -- $.6 million).

(2) Corporate and other in 2005 have been reclassified to conform with the presentation adopted in the current year.

25. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects, GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. Amounts are in thousands of Canadian dollars, unless otherwise noted.

PRINCIPAL DIFFERENCES AFFECTING THE COMPANY

(a) Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. Similar requirements under Canadian GAAP are not currently effective for the Company, however upon adoption of CICA 1530, *Comprehensive Income*, no such GAAP difference will exist.

(b) Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years. The U.S. GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2006 - $1,883 (2005 - $3,568), with related tax recoveries of: 2006 - $150 (2005 - $1,273), the reversal of amortization of pre-operating costs of: 2006 - $2,416 (2005 - $2,297), with related tax provisions of: 2006 - $829 (2005 - $820) and the recording of minority interest share of: 2006 - $48 (2005 - nil) and the reversal of pre-operating costs written off of: 2006 - $2,025 (2005 - nil), with related tax provisions of: 2006 - $675 (2005 - nil). The balance sheet effect of these adjustments was: other assets reduced by 2006 - $5,211 (2005 - $7,769), long-term future tax liability reduced by 2006 - $1,427 (2005 - $2,781), minority interest decreased by: 2006 - $35 (2005 - nil), and shareholder's equity reduced by the net amount of: 2006 - $3,749 (2005 - $4,988).

(c) Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occurs only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts. The U.S. GAAP reconciliation reflects the reversal of realization of cumulative translation adjustments resulting in an increase in net earnings of: 2006 - $6,511 (2005 - decrease in net earnings of $622). The balance sheet effect of these adjustments was: increase retained earnings by: 2006 - $15,923 (2005 - $9,412) and decrease accumulated other comprehensive income by: 2006 - $15,923 (2005 - $9,412).

Under Canadian GAAP, cumulative currency translation adjustments are presented as a separate component of shareholder's equity. Under U.S. GAAP it is a component of accumulated other comprehensive income. The U.S. GAAP reconciliation reflects this reclassification.

(d) Programming commitments

Under Canadian GAAP, certain programming commitments imposed by regulatory requirements related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill. Under U.S. GAAP, these costs were expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these programming costs as incurred of: 2006 - $7,558 (2005 - $6,463), with related tax recoveries of 2006 - $2,500 (2005 - $2,321). The balance sheet effect of these adjustments was to reduce goodwill by: 2006 and 2005 - $18,639, increase long-term future tax liability to: 2006 - nil (2005 - $2,500), reduce other long-term accrued liabilities to: 2006 - nil (2005 - $7,558), and reduce shareholders' equity by: 2006 - $18,639 (2005 - $13,581).

(e) Investment in a broadcasting operation on an equity basis

Under Canadian GAAP, the Company's investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, to the date that the Company initially acquired its investment. Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The effect on the balance sheet was to increase goodwill by: 2006 and 2005 - $ 38,503 and increase shareholder's equity by: 2006 and 2005 - $38,503.

(f) Intangible assets

Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these costs incurred of: 2006 - $1,206 (2005 - nil). The balance sheet effect was to reduce intangible assets by: 2006 - $3,531 (2005 - $2,325), reduce long-term future tax liability by: 2006 - $860 (2005 - $860), and to reduce shareholders equity by: 2006 - $2,671 (2005 - $1,465).

(g) Investment in marketable securities

For U.S. GAAP, investment assets classified as "available for sale" are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost. For the Company's other investments, fair value is not readily determinable and are accordingly carried at cost. The U.S. GAAP reconciliation had no effect for the periods presented.

(h) Pension valuation allowances

Under Canadian GAAP, a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP valuation allowances are not recorded. The U.S. GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2006 - $112 (2005 - $150), with related tax recoveries of: 2006 - $36 (2005 - $52). The balance sheet effect was to increase long-term other assets by: 2006 - $460 (2005 - $572), increase long-term future tax liability by: 2006 - $178 (2005 - $214) and increase shareholders' equity by: 2006 - $282 (2005 - $358).

(i) Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company's investment in Mystery and Metro. The proportionate interest is disclosed in note 20. Accordingly, under accommodation provided by the SEC, this difference is not included in the following reconciliation.

(j) Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivatives are included in the statement of earnings. Under Canadian GAAP, hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met and non-hedging derivatives are recognized at their fair value as either assets or liabilities. As a result of adopting FAS 133 on September 1, 2001, the Company discontinued hedge accounting. The fair values of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income over the term of the hedged transaction. The U.S. GAAP reconciliation reflects the recording of losses on interest rate and cross-currency swaps of: 2006 - $19,771 (2005 - gain of $3,315), with related tax recoveries of: 2006 - $7,920 (2005 - provision of $18,624) . The balance sheet effect was to increase long-term swap liabilities by: 2006 - $85,055 (2005 - $65,776), reduce future tax liabilities by: 2006 - $27,729 (2005 - $19,981), decrease minority interest by: 2006 - $1,525 (2005 - $1,393), and reduce shareholders' equity by: 2006 - $55,801 (2005 - $44,402).

(k) Integration costs related to the acquisition of the publications properties

Under Canadian GAAP, certain integration costs related to the acquisition of the Company's publications properties were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred. The balance sheet effect was to decrease goodwill by: 2006 and 2005 - $1,663, decrease minority interest by: 2006 - $429 (2005 - nil), and reduce shareholders' equity by: 2006 - $1,234 (2005 - $1,663).

(l) Resolution of acquired tax contingencies

Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolution of such tax contingencies is included in earnings once the purchase price allocation is finalized. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The balance sheet effect was to reduce goodwill and shareholders' equity by: 2006 and 2005 - $7,000.

(m) Future income taxes

Under U.S. GAAP, the changes to future tax balances upon the adoption of FAS 142, *Goodwill and Other Intangible Assets*, in 2001, were reflected as a future income tax recovery in the year FAS 142 was adopted. The related U.S. GAAP balance sheet effect would be to increase goodwill by: 2006 and 2005 - $160,500, increase minority interest by: 2006 - $11,069 (2005 - nil), and increase retained earnings by: 2006 - $149,431 (2005 - $160,500).

(n) Additional minimum liability

Under FAS 87, *Employers' Accounting for Pensions*, the Company recognizes an additional minimum pension liability when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. For the purposes of determining the additional minimum pension liability, the accumulated benefit obligation does not incorporate projections of future compensation increases in the determination of the obligation. No such adjustment is required under Canadian GAAP. The effect on the U.S. GAAP reconciliation in the current year was to increase other comprehensive income by: 2006 - $14,063 (2005 - decrease of $18,351), net of tax of: 2006 - $9,046 (2005 - $10,323). During the current year, an amount of $8,967 was reclassified from accumulated other comprehensive income to intangible assets related to the transitional obligation not being included as a component of past service costs. The balance sheet effect was to increase other long-term liabilities by: 2006 - $49,682 (2005 - $84,274), increase intangible assets by: 2006 - $20,699 (2005 - $13,558), decrease other assets by: 2006 - $15,609 (2005 - increase of $3,015), decrease future tax liabilities by: 2006 - $15,326 (2005 - $24,372), and decrease shareholders equity by: 2006 - $29,266 (2005 - $43,329).

(o) Dilution gain on sale of Limited Partnership

The table below reflects the U.S. GAAP differences in calculating the dilution gain on the sale of 25.8% of the Limited Partnership (note 2).

Dilution gain - sale of 25.8% sale of Limited Partnership in accordance with Canadian GAAP	101,370
U.S. GAAP adjustments:	
Pre-operating costs [b]	431
Goodwill adjustment related to integration costs [k]	429
Goodwill adjustment related to future income taxes [m]	(11,069)
Total U.S. GAAP adjustments	(10,209)
Dilution gain - sale of 25.8% sale of Limited Partnership in accordance with U.S. GAAP	91,161

ADOPTED ACCOUNTING POLICIES

Share-Based Payments

The Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment*, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123 (Revised 2004) is applicable for as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company utilizes a similar approach under Canadian GAAP and the application of this standard did not have a material impact on its results.

PROPOSED ACCOUNTING POLICIES

Accounting for Uncertainty in Income Taxes – an interpretation of FAS Statement No. 109 ("FIN 48")

FASB issued an interpretation under FIN 48, which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company's tax returns. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure. FIN 48 is applicable for fiscal years beginning on or after December 15, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment to FAS Statements No. 87, 88, 106, 132(R) ("SFAS 158")

FASB issued SFAS 158, which requires employers to recognize in its balance sheet an asset for a plan's overfunded status or a liability for a plan's underfunded status, measure a plan's assets and its obligation that determine its funded status as of the fiscal year end, and recognize changes in the funded status of a defined benefit pension and post-retirement plans in the year in which the changes occur through comprehensive income and a separate component of shareholders' equity. Additional disclosures are required under this standard. The standard is applicable for fiscal years ended on or after December 15, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Fair Value Measurements ("SFAS 157")

FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

Considering the Effects of Prior Years Misstatements when Qualifying Misstatements in Current Year Financial Statements ("SAB 108")

The Security and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The implication is that the assessment of the misstatements through the greater of the current year earnings or closing retained earnings adjustments. SAB 108 is applicable for fiscal years ending after November 16, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Comparative Reconciliation of Net Earnings (Loss)

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2006	2005
Net earnings in accordance with Canadian GAAP from continuing operations	5,365	12,006
Pre-operating costs incurred [b]	(1,883)	(3,568)
Pre-operating costs written off [b]	2,025	-
Amortization of pre-operating costs [b]	2,416	2,297
Realization of currency translation adjustments [c]	6,511	(622)
Costs to develop intangible assets expensed [i]	(1,206)	-
Programming costs imposed by regulatory requirement [a]	(7,558)	(6,463)
Pension valuation allowances [h]	(112)	(150)
Gain (loss) on interest rate and cross-currency swaps and translation of foreign denominated debt [j]	(19,771)	3,315
Adjustment of dilution gian on Limited Partnership [o]	(10,209)	-
Minority interests effect of adjustments [1]	(264)	809
Tax effect of adjustments	9,102	(13,408)
Net loss for the year from continuing operations in accordance with U.S. GAAP	(15,584)	(5,784)
Gain on sale of discontinued operations	163,547	-
Net earnings (loss) from discontinued operations	9,760	(1,801)
Net earnings (loss) for the year in accordance with U.S. GAAP	157,723	(7,585)
Loss per share from continuing operations		
Basic	($0.09)	($0.03)
Diluted	($0.09)	($0.03)
Earnings (loss) per share		
Basic	$0.89	($0.04)
Diluted	$0.89	($0.04)
Earnings (loss) from discontinued operations per share:		
Basic	$0.98	($0.01)
Diluted	$0.98	($0.01)

[1] Represents the recording of minority interest share of earnings for (b) and (j).

Consolidated Statements of Comprehensive Income (Loss)

Comprehensive income (loss) - current periods

	2006	2005
Net earnings (loss) in accordance with U.S. GAAP	157,723	(7,585)
Unrealized foreign currency translation gain (loss)[c]	(12,402)	2,506
Realized foreign currency translation loss [c]	372	-
Foreign currency translation gain (loss)	(12,030)	2,506
Transition adjustment on swaps net of tax of $172 (2005 - $176) [j]	320	316
Additional minimum liability net of tax of $9,046 (2005 - $10,323) [m]	14,063	(18,351)
	2,353	(15,529)
Comprehensive income (loss)	160,076	(23,114)

Comprehensive income (loss) - accumulated balances

	Foreign currency translation	Transition adjustment on swaps	Additional minimum liability	Total
Accumulated other comprehensive income (loss) - August 31, 2004	(23,855)	(1,917)	-	(25,772)
Change during the year	2,506	316	(43,329)	(40,507)
Accumulated other comprehensive income (loss) - August 31, 2005	(21,349)	(1,601)	(43,329)	(66,279)
Change during the year	(12,030)	320	14,063	2,353
Accumulated other comprehensive income (loss) - August 31, 2006	(33,379)	(1,281)	(29,266)	(63,926)

Comparative Reconciliation of Shareholders' Equity

A reconciliation of shareholders' equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2006	2005
Shareholders' equity in accordance with Canadian GAAP	1,371,115	1,194,129
Pre-operating costs incurred [(b)]	(5,211)	(7,769)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval [(e)]	38,503	38,503
Goodwill adjustment related to programming costs incurred [(d)]	(32,700)	(25,142)
Goodwill adjustment related to integration costs [(k)]	(1,663)	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination [(d)]	938	938
Costs to develop intangible assets expensed [(f)]	(3,531)	(2,325)
Pension valuation allowance [(h)]	460	572
Goodwill adjustment related to resolution of acquired tax contingencies [(l)]	(7,000)	(7,000)
Goodwill adjustment related to future income taxes [(m)]	160,500	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps [(j)]	(82,981)	(63,210)
Transition adjustment on interest rate swaps [(i)]	(2,074)	(2,566)
Additional minimum liability [(n)]	(44,592)	(67,701)
Minority interest effect of adjustments [(1)]	(9,080)	1,393
Tax effect of adjustments	59,064	59,180
Shareholders' equity in accordance with U.S. GAAP	1,441,748	1,277,839

[(1)] Represents the minority interest share of shareholders' equity for (b), (k), (m) and (j).

Other

The following amounts are included in accounts receivable:

	2006	2005
Allowance for doubtful accounts – beginning of year	15,279	16,713
Bad debt expense	3,145	6,813
Write offs during the year	(4,030)	(8,092)
Foreign exchange	(353)	(155)
	14,041	15,279

The following amounts are included in operating expenses:

	2006	2005
Rent expense	69,000	68,000

The following amounts are included in accrued liabilities:

	2006	2005
Employment related accruals	87,687	87,873

Amortization expense related to existing finite life intangibles will be $4.9 million per year in 2007 through to 2011.

ten year financial review >

FOR THE YEARS ENDED AUGUST 31

(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS NOTED) [1,3,4]

(Unaudited)	2006	2005	2004	2003
Consolidated operating results [1]				
Revenue	2,878,625	3,032,485	2,875,380	2,757,994
Operating profit before amortization	509,349	709,688	708,520	643,185
Operating profit margin	17.7%	23.4%	24.6%	23.3%
Investment gains, losses and write-downs	102,490	1,527	115,786	9,240
Net earnings (loss)	178,672	10,205	(13,609)	46,088
Net earnings from continuing operations	5,365	12,006	188,606	110,411
Adjusted net earnings from continuing operations [2]	5,365	12,006	188,606	110,411
Cash flow from operating activities of continuing operations	105,288	480,919	386,794	437,959
Per share information (in dollars)				
Net earnings				
Basic	1.01	0.06	(0.08)	0.22
Diluted	1.01	0.06	(0.08)	0.22
Net earnings from continuing operations				
Basic	0.03	0.07	1.06	0.58
Diluted	0.03	0.07	1.06	0.58
Adjusted net earnings from continuing operations [2]				
Basic	0.03	0.07	1.06	0.58
Diluted	0.03	0.07	1.06	0.58
Consolidated financial position				
Total assets	5,642,808	5,330,310	5,573,643	5,934,508
Capital expenditures	89,861	98,150	61.091	58,860
Long-term debt	2,771,185	2,894,837	3,194,820	3,554,693
Debt: Equity	2.02:1	2.42:1	2.71:1	3.03:1
Shareholders' equity	1,371,115	1,194,129	1,177,686	1,172,331
Return on average equity	13.93%	0.86%	-1.16%	3.93%
Weighted average number of shares outstanding	177,421,492	177,319,675	177,235,944	177,108,738
Shares outstanding at year end	177,431,274	177,394,723	177,279,132	177,132,515
Trading statistics				
Trading volumes				
Subordinate voting shares - TSX	139,635,259	178,008,100	92,853,700	50,479,100
Non-voting shares - TSX	1,858,756	1,675,400	1,065,400	1,453,500
Non-voting shares - NYSE	728,500	773,300	460,700	582,200
Market price of subordinate voting shares - TSX				
High	$15.43	$15.78	$14.40	$11.00
Low	$7.92	$9.15	$9.50	$2.75
Market price of non-voting shares - TSX				
High	$15.40	$15.75	$14.27	$10.76
Low	$7.90	$9.05	$9.52	$2.90
Market price of non-voting shares - NYSE				
High	US$13.05	US$13.04	US$11.13	US$7.67
Low	US$7.13	US$7.06	US$7.25	US$1.88

[1] Results for the years 1997 - 2000 were not restated to reflect the adoption of AcG-15, *Consolidation of Variable Interest Entities*. All other years were restated.

[2] Adjusted to exclude the amortization of goodwill and indefinite life intangibles for years 1997 - 2001.

[3] Restated to reflect discontinued operations; Fireworks Entertainment Division, TV3 Ireland and Canadian radio stations.

[4] Restated to reflect adoption of EIC-159, *Conditional Asset Retirement Obligations*, for years 2004 - 2005.

2002	2001	2000	1999	1998	1997
2,697,607	2,219,450	592,860	537,428	537,538	460,386
607,392	544,952	145,927	177,441	179,004	149,220
22.5%	24.6%	24.6%	33.0%	33.3%	32.4%
14,822	55,057	101,213	3,424	4,120	1,703
13,018	46,633	177,638	144,403	200,117	139,662
28,128	54,462	180,538	151,837	198,987	139,662
28,128	125,011	202,279	165,332	215,590	158,053
140,388	147,954	39,865	119,945	138,700	141,726
0.07	0.27	1.17	0.95	1.33	0.93
0.07	0.27	1.16	0.95	1.32	0.92
0.16	0.32	1.19	1.00	1.32	0.93
0.15	0.32	1.18	1.00	1.32	0.92
0.16	0.73	1.33	1.09	1.43	1.05
0.15	0.73	1.32	1.09	1.42	1.04
6,169,312	6,882,367	2,880,542	1,695,011	1,473,315	1,290,656
78,144	66,630	7,905	15,215	11,003	5,858
3,869,470	4,104,562	1,138,445	535,423	453,745	462,764
3.29:1	3.14:1	1.32:1	.69:1	.68:1	.87:1
1,175,911	1,305,995	860,127	776,093	667,619	532,642
1.05%	4.31%	21.70%	20.00%	33.35%	28.10%
176,956,800	171,421,241	151,644,239	151,356,194	151,008,489	150,104,148
177,061,035	176,640,326	151,904,322	151,449,872	151,198,973	150,675,701
81,749,600	54,187,004	38,406,989	34,483,802	20,451,677	24,394,893
1,167,700	1,293,168	2,854,403	6,351,161	3,218,496	2,248,825
813,800	826,300	1,127,307	4,035,933	4,321,936	10,328,606
$14.15	$21.50	$22.97	$24.20	$28.15	$24.35
$5.05	$10.25	$14.82	$16.59	$20.30	$13.53
$14.25	$21.63	$22.72	$24.00	$28.00	$24.15
$5.40	$10.50	$14.92	$16.79	$20.35	$13.58
US$8.86	US$14.56	US$15.86	US$15.93	US$20.19	US$17.66
US$3.56	US$6.83	US$10.12	US$10.75	US$13.03	US$8.77

Shareholder information >

CANWEST SHARES AND STOCK EXCHANGE LISTINGS

The Subordinate Voting Shares and Non-Voting Shares of the Company are listed on the Toronto Stock Exchange under the symbols CGS and CGS.A, respectively. The Non-Voting Shares of the Company are also listed on the New York Stock Exchange under the symbol CWG. Issued and outstanding equity shares as at November 16, 2006 were comprised of:

> Multiple Voting Shares	76,785,976
> Subordinate Voting Shares	99,133,767
> Non-Voting Shares	1,512,781

Each of the share classes has a different number of votes per share. There are 10 votes per Multiple Voting Share and one vote per Subordinate Voting Share. Non-Voting Shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

CanWest is a constrained-share company, of which at least 66.7% of the Voting Shares must be beneficially owned by persons who are Canadian citizens or corporations controlled in Canada. There is no limit on the number of Non-Voting Shares that a non-Canadian can hold.

Any Canadian citizen purchasing Non-Voting Shares can present them for registration as either Subordinate Voting Shares or Non-Voting Shares. Non-Voting Shares can be purchased by anyone, Canadian or otherwise. Subordinate Voting Shares purchased by a non-Canadian will be, upon registration of transfer, converted into Non-Voting Shares.

EXECUTIVE STOCK OPTION PLAN

The Company has adopted an Executive Stock Option Plan under which eligible CanWest executives are entitled to receive options to acquire Subordinate Voting Shares or Non-Voting Shares. The Board of Directors administers the Executive Stock Option Plan and establishes the option price on the date on which any options are granted. In all cases, the option price has been the market value of the Subordinate Voting Shares as at the effective date of the option grant (immediately following the end of Company-imposed blackout periods). The aggregate number of Subordinate Voting Shares or Non-Voting Shares which have been reserved for issue under this plan, together with any Subordinate Voting Shares and Non-Voting Shares reserved for issue under any options for service or other employee stock purchase or options plans established from time to time, may not exceed an aggregate of approximately 13.8 million Subordinate Voting Shares or Non-Voting Shares, and no individual optionee may hold options to purchase Subordinate Voting Shares or Non-Voting Shares in excess of 10% of the issued outstanding Subordinate Voting Shares or Non-Voting Shares at the date of the grant of the option. During fiscal 2006, 982,750 options to purchase Subordinate and Non-Voting Shares were granted under the Executive Stock Option Plan, at a weighted average price of $10.10 per option.

Board of Directors >

DEREK H. BURNEY, O.C.

Chairman

Mr. Burney is senior strategic advisor to the law firm of Ogilvy Renault and is Visiting Professor and Senior Distinguished Fellow at Carleton University. From August 30, 2006, he has been Chair of the Board of Directors. He also serves as Lead Director for Shell Canada Ltd. and is on the Board of Directors of TransCanada Pipelines Limited. Previously, Mr. Burney has had an outstanding career in the public and private sectors, most recently serving as President and Chief Executive Officer of CAE Inc. Prior to that, Mr. Burney was Chairman and CEO of Bell Canada International Inc. From 1989 to 1993, Mr. Burney served as Canada's Ambassador to the United States of America. From March 1987 to January 1989, he served as Chief of Staff to the Prime Minister of Canada. In February 1992, Mr. Burney was awarded the Public Service of Canada's Outstanding Achievement Award. In July 1993, he was named an Officer of the Order of Canada.

LEONARD J. ASPER

President and Chief Executive Officer of the Company

Mr. Asper, a lawyer, joined CanWest in 1991 as Associate General Counsel for the Company's Global Television station in Ontario. Thereafter, he held various positions in corporate development and was Chief Operating Officer. Mr. Asper took over as President and CEO of the Company in 1999. He serves as Chairman of the Board of CanWest MediaWorks (Canada) Inc. and various other CanWest Global subsidiaries. He is a director of the TEN Group Pty Limited (Australia), CanWest MediaWorks (NZ) Limited, and numerous companies within the CanWest group of companies. He is also a Director of the University of Winnipeg Foundation, Business Council of Manitoba, and Canadian Council of Chief Executives, and founder of The Joshua Foundation, a private charitable trust.

DAVID A. ASPER

Executive Vice-President of the Company and Chairman of the *National Post*

Mr. Asper has been a Director of CanWest since 1997 and CanWest MediaWorks Inc. (and its predecessor companies) since 2000. Mr. Asper joined the CanWest group of companies in 1992 and is currently an Executive Vice-President of CanWest and CanWest MediaWorks Inc. and Chair of The *National Post* Company. He is a member of the CanWest Executive Management Committee and oversees the corporate office functions as well as the CanWest corporate affairs group. Mr. Asper is a member of the Board of Governors of St. John's Ravenscourt School, a Director of The Canadian Friends of Simon Wiesenthal Institute and a Director of The Asper Charitable Trust. He is also Chairman and founder of the Daremax Foundation through which Mr. Asper supports numerous charitable causes.

GAIL S. ASPER

Secretary of the Company

Ms. Asper, a lawyer, has been with the Company since 1989 serving as General Counsel until 1998 and as Corporate Secretary since 1990. While her primary responsibilities relate directly to the Company's Board, she is also President of the CanWest Global Foundation. She is also Managing Director of The Asper Charitable Trust, a private charitable foundation, and serves as a Director on the boards of a number of major public companies, such as Great-West Life Assurance Company, Great-West Life Co. Inc., London Life Insurance Group Inc. and Canada Life Assurance Company.

DR. LLOYD I. BARBER, C.C., S.O.M., LL.D.

President Emeritus, University of Regina

Dr. Barber is President Emeritus of the University of Regina. He was appointed an Officer of the Order of Canada in 1978 and was elevated to Companion of the Order in 1993. He serves as a Director of several major public Canadian companies, such as Teck Cominco Ltd., Greystone Capital Management and Fording Trust.

RONALD J. DANIELS

Provost, University of Pennsylvania

Mr. Daniels is the Provost, University of Pennsylvania. Prior to his appointment to this position in 2005, he was Dean of the Faculty of Law, University of Toronto since 1995. He is active in public policy reformation and has contributed to several public task forces. He was Chair of the Ontario Task Force on Securities Regulation and is a member of the Toronto Stock Exchange Commission on Corporate Governance.

DAVID J. DRYBROUGH, FCA

Business Consultant

Mr. Drybrough, a Chartered Accountant by training, was, from his retirement in 1997 from the accounting firm PricewaterhouseCoopers LLP (then known as Coopers & Lybrand), Vice-President, Finance of Winnipeg-based Gendis Inc. until January 2004. He is Chair of the Board's Audit Committee, and from March 2005 until August 30, 2006 he was also Chair of the Board of Directors. Mr. Drybrough serves as a Director and Chair of the Audit Committee of CanWest MediaWorks (Canada) Inc. as well as a Director and Chair of the Audit Committee of Fort Chicago Energy Partners LP.

PAUL V. GODFREY, C.M.

President and Chief Executive Officer of The Toronto Blue Jays Baseball Club

Mr. Godfrey is President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, a position he has held since September 1, 2000. From November 1992 until June 2000, Mr. Godfrey was President and Chief Executive Officer of the *Toronto Sun*. He serves as a director of a number of major public Canadian companies such as Astral Media Inc., the Hospital for Sick Children Foundation and the Grand Prix of Toronto Board of Trustees and is actively involved in many charitable organizations. Mr. Godfrey has received many honours including the City of Toronto's highest award, the Civic Award of Merit, and is a member of the Order of Canada.

FRANK W. KING, O.C., P.ENG.

President of Metropolitan Investment Corp.

Mr. King has been an Investment Manager for more than the past five years and is President of Metropolitan Investment Corporation. He is the former Chairman and Chief Executive Officer of the XV Olympic Winter Games, which were held in Calgary in 1988. Mr. King is the Chairman of Networc Health Inc., a Director of the Westaim Corporation and Agrium Inc., and a Trustee of Rio-Can Real Estate Investment Trust. Mr. King is an Officer of the Order of Canada.

LISA M. PANKRATZ, CA, CFA

President, Mackenzie Cundill Investment Management Ltd.

Ms. Pankratz is President of Mackenzie Cundill Investment Management Ltd. Prior to her appointment to this position in September 2006, she was President, Chief Compliance Officer and a Director of Cundill Investment Research Ltd. and Chief Compliance Officer of The Cundill Group from August 2002 to September 2006. Prior to this, she was a corporate consultant and advisor from August 2000 until July 2002. Ms Pankratz is a Director of The Insurance Corporation of British Columbia.

Executive management >

LEONARD J. ASPER
President and Chief Executive Officer of the Company

Mr. Asper, a lawyer, joined CanWest in 1991 as Associate General Counsel for the Company's Global Television station in Ontario. Thereafter, he held various positions in corporate development and was Chief Operating Officer. Mr. Asper took over as President and CEO of the Company in 1999. He serves as Chairman of the Board of CanWest MediaWorks (Canada) Inc. and various other CanWest Global subsidiaries. He is a director of the TEN Group Pty Limited (Australia), CanWest MediaWorks (NZ) Limited, and numerous companies within the CanWest group of companies. He is also a Director of the University of Winnipeg Foundation, Business Council of Manitoba, and Canadian Council of Chief Executives, and founder of The Joshua Foundation, a private charitable trust.

THOMAS S. STRIKE
President, CanWest MediaWorks International

Mr. Strike, a Chartered Accountant, joined CanWest in 1986 and has held the positions of Senior Executive Vice-President of the Company, Chief Operating Officer, and most recently, Chief Operating Officer, Corporate. In his current role, Mr. Strike is responsible for overseeing all international operations and corporate development. He is Chairman of CanWest MediaWorks (NZ) Limited and a Director of TEN Group Pty Limited (Australia).

DAVID A. ASPER
Executive Vice-President of the Company and Chairman, *National Post*

Mr. Asper has been a Director of CanWest since 1997 and CanWest MediaWorks Inc. (and its predecessor companies) since 2000. Mr. Asper joined the CanWest group of companies in 1992 and is currently an Executive Vice-President of CanWest and CanWest MediaWorks Inc. and Chair of The *National Post* Company. He is a member of the CanWest Executive Management Committee and oversees the corporate office functions as well as the CanWest corporate affairs group. Mr. Asper is a member of the Board of Governors of St. John's Ravenscourt School, a Director of The Canadian Friends of Simon Wiesenthal Institute and a Director of The Asper Charitable Trust. He is also Chairman and founder of the Daremax Foundation through which Mr. Asper supports numerous charitable causes.

JOHN E. MAGUIRE
Chief Financial Officer of the Company

Mr. Maguire is responsible for all of the Company's financial and corporate accounting activities. A Chartered Accountant, Mr. Maguire also works closely with the Company's bankers and auditors, and maintains communication with financial communities throughout North America.

RICHARD M. LEIPSIC
Senior Vice-President and General Counsel of the Company

As a senior partner with the Winnipeg-based legal firm, Pitblado LLP, Mr. Leipsic provided CanWest with outside legal counsel and corporate development advice for many years before joining the Company in January 1999. Mr. Leipsic is responsible for all legal affairs and is an integral part of the development team. He has practiced commercial law since 1975.

GAIL S. ASPER
Corporate Secretary of the Company

Ms. Asper, a lawyer, has been with the Company since 1989 serving as General Counsel until 1998 and as Corporate Counsel since 1990. While her primary responsibilities relate directly to the Company's Board of Directors, she is also President of the CanWest Global Charitable Foundation and chairs the Company's Community Support Committee. Ms. Asper also serves on the Company's Board of Directors. Ms. Asper is current Chair of the Board of the University of Winnipeg and received the 2005 Governor General's Award for Volunteering in the Performing Arts.

JOHN P. CULLIGAN
Vice-President, Corporate Development of the Company

Mr. Culligan has primary responsibility for the Company's business acquisition and divestiture projects. He has been actively involved in the Company's international and domestic media investment endeavours since joining CanWest in 1999. He has played a key role in the IPO of CanWest MediaWorks Income Fund, as well as the Company's investment in several radio stations in Turkey. Mr. Culligan has spent more than 17 years engaged in corporate finance and mergers and acquisitions in a varied number of industries throughout the world. He holds both an MBA and a CFA charter.

GRACE M. PALOMBO
Senior Vice-President of Human Resources of the Company

Prior to joining CanWest, Ms. Palombo held various senior positions in the areas of Human Resources, Legal and Corporate Communications with Husky Injection Molding Systems, Canada Life Financial Services, Westcoast Energy/Union Gas and Bombardier Aerospace. Ms. Palombo holds a LL.B from Osgoode Hall Law School in Toronto and a B.A. from York University. She sits on the Board of Directors of the Canadian College of Naturopathic Medicine and is a member of the Audit Committee, the Administrative Affairs Committee and the Board Development Committee. She is also a member of the Law Society of Upper Canada, The Canadian Bar Association, the Women's Law Association and the Women's Executive Network.

Operations>

CANADIAN OPERATIONS

PETER VINER

President and CEO, Canadian Operations, CanWest MediaWorks Inc.

Peter Viner has served CanWest in a number of senior executive roles in his 25 years with the Company. A former television sales executive, he went from managing Vancouver television station CKVU-TV in 1992 to running the TEN Television Network in Australia. In his five years as CEO of TEN, he turned that network into a multi-billion dollar enterprise. On his return to Canada in 1997, he was appointed President and CEO of CanWest Global, a post he held until Leonard Asper took the helm of the Company. Since that time, Mr. Viner has served as Publisher of the *National Post*, and more recently been involved as a strategic advisor in a number of the Company's corporate development initiatives.

DOUGLAS LAMB

Executive Vice-President and Chief Financial Officer, Canadian Operations, CanWest MediaWorks Inc.

Mr. Lamb is a veteran Canadian newspaper executive who joined CanWest in August 2005. Immediately prior to joining CanWest, Mr. Lamb was Vice-President, Corporate Development at Metroland, a subsidiary of TorStar Corporation. Previously he had been an executive at the Southam and Hollinger newspaper groups who were the previous owners of the CanWest metropolitan newspapers.

KATHLEEN A. DORE

President, Television and Radio, CanWest MediaWorks Inc.

Ms. Dore was previously President, Entertainment Services for Rainbow Media Holdings Inc., where she was responsible for U.S. cable networks AMC (American Movie Classics), IFC (Independent Film Channel) and WE (Women's Entertainment). Prior to that, Ms. Dore was President of Bravo Networks (U.S.) until its sale to NBC in 2002. At Bravo, Ms. Dore oversaw development of award-winning series *Inside the Actors Studio* and *Queer Eye for the Straight Guy*.

DENNIS SKULSKY

President, Publications, CanWest MediaWorks Limited Partnership

Dennis Skulsky is the President of Publications, CanWest MediaWorks Limited Partnership. Appointed to this role in May of 2006, Mr. Skulsky oversees the Limited Partnership's print assets, including 10 metro dailies, the Lower Mainland Publishing Group and CanWest News Service. A seasoned executive of the newspaper industry, Mr. Skulsky began his career nearly 30 years ago as Circulation District Manager with the *Edmonton Journal*. Since that time he has held a variety of senior leadership positions with Southam Inc., Hollinger Inc. and CanWest MediaWorks Inc.

ARTURO DURAN

President, Interactive and Business Integration, CanWest MediaWorks Limited Patrnership

As President of Interactive and Business Integration at CanWest Interactive, Arturo Duran is responsible for all of CanWest MediaWorks' internet assets which include over 37 newspaper and television websites under the umbrella of the canada.com network, one of Canada's leading news and information online destinations, and FPinfomart.ca, the largest online news and business research service in Canada. In this role, Mr. Duran is also responsible for the multiplatform integration of diverse businesses inside CanWest's Interactive division.

INTERNATIONAL OPERATIONS

NICK FALLOON

Executive Chairman, Network TEN

Mr. Falloon joined TEN in January 2002 as Executive Chairman, after previously serving as Chief Executive Officer of Publishing and Broadcasting Limited from 1998 to 2001. From 1994 to 1998, Mr. Falloon was Chief Executive Officer of PBL Enterprises and Group Financial Director of Publishing and Broadcasting Limited. In 1990, Mr. Falloon was appointed Financial Director of the Nine Network Australia Limited and General Manager of TCN Channel 9. Before that, he was Group Financial Controller of the Nine Network and, earlier, Chief Management Accountant.

BRENT IMPEY

Chief Executive Officer, CanWest MediaWorks (NZ) Limited

Mr. Impey has overall responsibility for CanWest MediaWorks NZ, a publicly traded company that encompasses all of CanWest's media properties in New Zealand. A lawyer and former Executive Director of the Radio Broadcasters' Association, Mr. Impey has won numerous awards including the 1990 Mobil Radio Award for Broadcaster of the Decade and the New Zealand Commemoration Medal for Services to Broadcasting.

Corporate information >

CORPORATE HEADQUARTERS

3100 CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba
Canada R3B 3L7
Telephone: (204) 956-2025
Fax: (204) 947-9841

INVESTOR RELATIONS

John Maguire
Chief Financial Officer
(204) 956-2025
jmaguire@canwest.com

GENERAL INQUIRIES

Bruce Leslie
Vice-President, Public Relations
(204) 953-7713
bleslie@canwest.com

WEBSITES

Corporate
www.canwestglobal.com
www.cwmincomefund.com

CanWest Interactive
www.canada.com
Includes links to all CanWest Canadian properties and local newspaper and television sites.

Network TEN Australia
www.ten.com.au

CanWest MediaWorks NZ
www.mediaworks.co.nz

3 New Zealand
www.tv3.co.nz

C4 New Zealand
www.c4tv.co.nz

CanWest Medya Turkey
www.superfm.com.tr

CanWest UK
www.original106.com

Sales
www.canwestmediaworks.com

REGISTRARS AND TRANSFER AGENTS

Computershare Trust Company of Canada - Calgary, Canada

Bank of Nova Scotia Trust Company of New York - New York City, USA

AUDITORS

PricewaterhouseCoopers LLP - Winnipeg, Canada

BANKERS

The Bank of Nova Scotia - Toronto, Canada

Westpac Banking Corporation - Auckland, New Zealand and Sydney, Australia

The Toronto Dominion Bank - Sydney, Australia

LEGAL COUNSEL

Pitblado, LLP - Winnipeg, Canada

Osler Hoskin & Harcourt, LLP - Toronto, Canada

Clifford Chance, LLP - London, England

Kaye, Scholer, Fierman Hays & Handler, LLP - New York City, U.S.A.

Cleary, Gottlieb, Steen & Hamilton, LLP - New York City, U.S.A.

Clayton Utz - Sydney, Australia

Russell McVeagh - Auckland, New Zealand

Cerrahoglu Law Firm - Istanbul, Turkey

CANADIAN OPERATIONS

CANWEST MEDIAWORKS

1450 Don Mills Road
Toronto, Ontario
Canada M3B 3R5
Telephone: (416) 383-2300
Fax: (416) 442-2077

Peter Viner
President and CEO

INTERNATIONAL OPERATIONS

CANWEST INTERNATIONAL COMMUNICATIONS

Jalabash House
12 Highgate House
St. Michael, Barbados
Telephone: (246) 436-3421
Fax: (246) 228-3847

Yale Lerner
Chief Executive Officer

NETWORK TEN

1 Saunders Street, GPO Box 10
Pyrmont, NSW
Australia 2009
Telephone: (61) (2) 9650-1010
Fax: (61) (2) 9650-1111

Nick Falloon
Executive Chairman

CANWEST MEDIAWORKS NZ

P.O. Box 8822
Symonds Street
Auckland, New Zealand
Telephone: (64) (9) 373-2435
Fax: (64) (9) 373-2483

Brent Impey
Chief Executive Officer

CANWEST EUROPEAN OPERATIONS

CanWest MediaWorks UK Ltd.
4th Floor - Roman Landing
Kingsway
Southampton, U.K.
Telephone: +353 (1) 419-3331
Fax: +353 (1) 419-3302

Rick Hetherington
Regional Director,
European Operations
CanWest MediaWorks International

CANWEST MEDYA TURKEY

Ayse Sultan Korusu
Dere apt. No. 4
Bebek-Besiktas
Istanbul, Turkey
Telephone: +90 (212) 244-5566
Fax: +90 (212) 244-6452

Rick Hetherington
Regional Director,
European Operations
CanWest MediaWorks International

NOTICE OF ANNUAL MEETING:

The Company's Annual and Special Meeting of Shareholders will be held on January 11, 2007 at 2:30 p.m. at Le Royal Méridien King Edward in Toronto, Ontario.

The CanWest world >

CanWest MediaWorks Inc.

Publications
National Post - A leading
Canadian national newspaper

Television Broadcasting – Canada
Global Television
- Global Maritimes
- Global Quebec
- Global Ontario
- Global Winnipeg
- Global Regina
- Global Saskatoon
- Global Edmonton
- Global Calgary
- Global Lethbridge
- Global Vancouver

CH Television
- CH Montreal
- CH Hamilton
- CH Red Deer
- CH Kelowna
- CH Vancouver Island

Specialty Cable Channels
TVtropolis
Fox Sports World
Mystery
XTREME sports
MenTV
LONESTAR
COOL TV
DejaView

Production Services
MVP – Mobile Video Productions
Live event broadcast productions

CanWest MediaWorks Publications Inc. (74%)

CanWest MediaWorks Publications Inc. owns ten English-language major metropolitan daily newspapers in Canada. The dailies include:

- *The Gazette* (Montreal)
- *Ottawa Citizen*
- *The Windsor Star*
- *Leader-Post* (Regina)
- *The StarPhoenix* (Saskatoon)
- *Calgary Herald*
- *Edmonton Journal*
- *The Vancouver Sun*
- *The Province* (Vancouver)
- *Times Colonist* (Victoria)

CanWest MediaWorks Publications Inc. also owns 23 other smaller daily, weekly and free community newspapers in the Lower Mainland of British Columbia and Vancouver Island.

Free commuter publications
Metro (33%) - Vancouver, Ottawa
RushHour - Ottawa

CanWest MediaWorks Interactive
canada.com
Financial Post Datagroup
FPinfomart.ca
working.com
driving.ca
renting.ca
celebrating.com
connecting.com
shopping.ca
remembering.ca
dose.ca
Numerous city and newspaper sites

CanWest MediaWorks International

Television Broadcasting – Australia
Network TEN (56.4% Economic Interest)

Out-of-Home Advertising – Australia, New Zealand, Indonesia, Malaysia and Singapore, the United Kingdom and the United States.
Eye Corp (100% owned by Network TEN)

CanWest MediaWorks NZ ([illegible]

Television Broadcasting – New Zealand
TVWorks – 3 and C4

Radio Broadcasting – New Zealand
RadioWorks
- More FM
- The Breeze
- The Edge
- Kiwi
- The Rock FM
- Radio Live
- Radio Pacific
- Solid Gold

Radio Broadcasting – Turkey
Joy FM - Turkey
Joy Turk FM - Turkey
Metro FM - Turkey
Super FM - Turkey

Radio Broadcasting – U.K.
Original 106 FM Bristol - U.K.
Original 106 FM Southampton - U.K.



CanWest Global Communications Corp.*

CanWest mediaworks

PHILANTHROPY

- CanWest Global Foundation
  - Raise-a-Reader
  - CanSpell

BROADCASTING

SPECIALTY CABLE CHANNELS

- TVtropolis
- Fox Sports World
- Mystery
- XTREME sports
- MenTV
- DejaView
- LONESTAR
- COOL TV

NETWORKS

- Global Television
- CH

PRODUCTION SERVICES

- Mobile Video Productions

PUBLISHING

CanWest mediaworks Income Fund

WEB PROPERTIES

- canada.com
  - Financial Post Datagroup
  - FPinfomart.ca
  - working.com
  - driving.ca
  - renting.ca
  - celebrating.com
  - connecting.com
  - shopping.ca
  - remembering.ca
  - dose.ca

DAILY NEWSPAPERS

- The Gazette (Montreal)
- Ottawa Citizen
- The Windsor Star
- Leader-Post (Regina)
- The StarPhoenix (Saskatoon)
- Edmonton Journal
- Calgary Herald
- The Province (Vancouver)
- The Vancouver Sun
- Times Colonist (Victoria)
- Free Commuter Daily
- Ottawa Rush Hour

COMMUNI

- Abbotsford/Mission Times
- Advance News
- Alberni Valley Times
- Alberni Valley Pennyworth
- Alberni Valley Xtra
- Burnaby Now
- Chilliwack Times
- Comox Valley Echo
- Courier-Islander
- The North Islander
- Cowichan Valley Citizen
- Delta Optimist

*Chart not intended to reflect legal structures

Brand portfolio >



CanWest mediaworks International
NEW ZEALAND
canwest mediaworksnz
TVworks
TVWorks
3 - New Zealand
C4 - New Zealand
RadioWorks
Kiwi - New Zealand
MORE FM - New Zealand
RADIOLIVE
Radio Live - New Zealand
The Rock - New Zealand
The Edge - New Zealand
RadioPacific
Radio Pacific
Solid Gold
THE BREEZE
The Breeze
TURKEY
CanWest medya Türkiye
Super FM - Turkey
METRO FM
Metro FM - Turkey
Joy FM - Turkey
Joy Turk FM - Turkey
AUSTRALIA
ten
Network TEN - Australia
eye CORP
Eye Corp.
U.K.
original 106 fm
Original 106 FM - Southampton
Original 106 FM - Bristol
SPAPERS
times
Maple Ridge/ Pitt Meadows Times
Daily News
Nanaimo Daily News
north shore news
North Shore News
OCEANSIDE STAR
Oceanside Star
Richmond News
now
The Now Newspaper
NOW
The Now (Coquitlam)
The Record
New Westminster Record
courier
The Vancouver Courier
Westerly
Westerly News
HARBOUR CITY STAR
Harbour City Star
NEWS SERVICE
CNS CanWest News Service
CUSTOMER SERVICE
ReachCanada
Reach Canada Contact Centre
NATIONAL NEWSPAPERS
NATIONAL POST
National Post



CanWest Global Communications Corp.®

CORPORATE HEADQUARTERS
3100 CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba
Canada R3B 3L7
Telephone: (204) 956-2025
Fax: (204) 947-9841
www.canwestglobal.com